                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                 Amendment No.3

                           DELTA PETROLEUM CORPORATION
================================================================================
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
================================================================================
                         (Title of Class of Securities)

                                   247907 20 7
================================================================================
                                 (CUSIP Number)

                              RICHARD E. STAEDTLER
                             CHIEF EXECUTIVE OFFICER
                            CASTLE ENERGY CORPORATION
                         357 SOUTH GULPH ROAD, SUITE 260
                            KING OF PRUSSIA, PA 19406
                                 (610) 992-9900
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                DECEMBER 1, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No   247907 20 7

--------------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons CASTLE ENERGY CORPORATION 76-0035225

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group (See Instructions)
                (a) [X]
                (b) [ ]

--------------------------------------------------------------------------------
(3) SEC Use Only .............................................

--------------------------------------------------------------------------------
(4) Source of Funds (See Instructions)   OO

--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)....

--------------------------------------------------------------------------------
(6) Citizenship or Place of Organization   DELAWARE

--------------------------------------------------------------------------------
     Number of Shares    (7)Sole Voting Power   0
       Beneficially
         Owned           -------------------------------------------------------
        by Each          (8)Shared Voting Power   6,700,000**
       Reporting
         Person          -------------------------------------------------------
          With           (9)Sole Dispositive Power   0

--------------------------------------------------------------------------------
(10)Shared Dispositive Power   6,700,000**

--------------------------------------------------------------------------------
(11)Aggregate Amount Beneficially Owned by Each Reporting Person   6,700,000**

--------------------------------------------------------------------------------
(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
(13)Percent of Class Represented by Amount in Row (11)   14.05%**

--------------------------------------------------------------------------------
(14)Type of Reporting Person (See Instructions)   CO

**See Item 5 of this Schedule 13D

CUSIP No.   247907 20 7

--------------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
    CEC, INC   51-0363154

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group (See Instructions)
                (a) [X]
                (b) [ ]

--------------------------------------------------------------------------------
(3) SEC Use Only .............................................

--------------------------------------------------------------------------------
(4) Source of Funds (See Instructions)   OO

--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)....

--------------------------------------------------------------------------------
(6) Citizenship or Place of Organization   DELAWARE

--------------------------------------------------------------------------------
     Number of Shares    (7)Sole Voting Power   0
       Beneficially
         Owned           -------------------------------------------------------
        by Each          (8)Shared Voting Power   6,700,000**
       Reporting
         Person          -------------------------------------------------------
          With           (9)Sole Dispositive Power   0

--------------------------------------------------------------------------------
(10)Shared Dispositive Power   6,700,000**

--------------------------------------------------------------------------------
(11)Aggregate Amount Beneficially Owned by Each Reporting Person   6,700,000**

--------------------------------------------------------------------------------
(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
(13)Percent of Class Represented by Amount in Row (11)   14.05%**

--------------------------------------------------------------------------------
(14)Type of Reporting Person (See Instructions)   CO

**See Item 5 of this Schedule 13D

Item 1. Security and Issuer

Item 1 is hereby supplemented and restated to read in its entirety, as supplemented and restated, as follows:

This Schedule 13D relates to the $0.01 par value Common Stock of Delta Petroleum Corporation, a Colorado corporation ("Delta"). The address of Delta's principal office is 370 Seventeenth Street, Suite 4300, Denver, CO 80202.

Item 2. Identity and Background

Item 2 is hereby supplemented and restated to read in its entirety, as supplemented and restated, as follows:

        The name of the persons filing this Schedule 13D are Castle Energy Corporation ("Castle"), its wholly owned subsidiary, CEC, Inc. ("CEC"). Castle and CEC are sometimes hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons". Castle is a Delaware corporation; its principal office and business address is 357 Old Gulph Road, Suite 260, King of Prussia, PA 19406 and its principal business, through its subsidiaries, is oil and gas exploration and production. CEC is also a Delaware corporation; its principal office and business address is 300 Delaware Avenue, Suite 900, Wilmington, DE 19801 and its principal business is serving as a holding company.

        None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented and restated to read in its entirety, as supplemented and restated, as follows:

        In September 2000, Castle Exploration Company, Inc., a wholly owned subsidiary of Castle Energy Corporation ("Castle"), sold its interest in 26 offshore Louisiana wells to the issuer , Delta Petroleum Company ("Delta") in exchange for a preliminary purchase price of $1,147,000 cash plus 382,286 shares of Delta's common stock valued at $3.00 per share. Upon closing of that transaction, the stock portion of the purchase price was issued in the name of CEC.

        On January 15, 2002, Castle and several of its subsidiaries entered into a Purchase and Sale Agreement with Delta dated December 31, 2001 (the "Purchase and Sale Agreement", incorporated herein as Exhibit C) to sell all of the domestic oil and gas assets, valued at $48,698,000 in the Purchase and Sale Agreement, held by Castle and those subsidiaries to Delta for $20,000,000 and 9,566,000 shares of the common stock of Delta. The effective date of the sale was October 1, 2001 and the closing date was May 31, 2002. The cash portion of the purchase price payable at closing was reduced to $18,236,494 by the cash flow from the properties between the effective date and the closing date. 700,000 shares of the 9,566,000 shares, issued in the name of Castle, were held in escrow and were delivered to Castle at closing. The remaining 8,866,000 shares were issued in the name of CEC, Inc. and were also delivered to Castle at closing. Immediately after closing, Castle transmitted the 700,000 shares of Delta issued in its name to the transfer agent for Delta with instructions that they be reissued in the name of CEC.

        On March 9, 2004, CEC disposed of 1,060,411 shares of Delta at a price of $8.80 per share in an open market transaction.

        On March 25, 2004, CEC disposed of 1,200,000 shares of Delta at a price of $9.75 per share in an open market transaction.

        On May 20, 2004, CEC disposed of 687,875 shares of Delta at a price of $12.28 per share in an open market transaction.

        On March 4, 2005, CEC disposed of 300,000 shares of Delta at a price of $16.05 per share in an open market transaction.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented and restated to read in its entirety, as supplemented and restated, as follows:

1. The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes only and as consideration for sales of assets to Delta. Subject to the limitations described in Item 3 above and subject to compliance with applicable securities laws, the Reporting Persons have disposed of some or all of such securities in open market transactions from time to time. Since the time of that acquisition, circumstances have changed, as more fully described in Item 6 below.

    a. The Reporting Persons do not have any plans and are not considering any proposals which relate to or which would result in the acquisition by any person of additional securities of the issuer. As described more fully in Item 6 below, Castle, the issuer and certain affiliates and subsidiaries of the issuer have entered into a merger agreement the effect of which is to restrict the disposition of securities of the issuer held by the Reporting Persons prior to the merger;

    b. As described more fully in Item 6, Castle, the issuer and certain affiliates and subsidiaries of the issuer have entered into a merger agreement whereby Castle will be merged into a wholly owned subsidiary of the issuer.

    c. Except as described in Item 6 below, the Reporting Persons do not have any plans and are not considering any proposals which relate to or which would result in a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; provided however, that Castle acquired from the issuer for $8,000,000 approximately 140 oil and gas properties located in Pennsylvania effective as of January 1, 2004 pursuant to a Purchase and Sale Agreement dated February 27, 2004 (the "2004 Purchase Agreement" incorporated herein as Exhibit E), and provided further that the issuer assigned to Castle the right to acquire certain other properties in Pennsylvania which were then owned by Pennsylvania Castle Energy Corporation;

    d. The Reporting Persons do not have any plans and are not considering any proposals which relate to or which would result in any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; provided, however that Castle, the issuer and certain affiliates and subsidiaries of the issuer have entered into a merger agreement whereby the Reporting Persons have agreed to vote the 6,700,000 shares of the issuer held by them in favor of the issuer's reincorporation in Delaware which may entail such changes;

    e. Except as described in Item 6 below, the Reporting Persons do not have any plans and are not considering any proposals which relate to or which would result in any material change in the present capitalization or dividend policy of the issuer;

    f. Except as described in Item 6 below, the Reporting Persons do not have any plans and are not considering any proposals which relate to or which would result in any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
        Section 13 of the Investment Company Act of 1940;

    g. As described more fully in Item 6, Castle, the issuer and certain affiliates and subsidiaries of the issuer have entered into a merger agreement whereby the Reporting Persons have agreed to vote the 6,700,000 shares of the issuer held by them in favor of the issuer's reincorporation in Delaware, which will entail changes in the issuer's charter, bylaws and instruments corresponding thereto, which actions may impede the acquisition of control of the issuer by any person;

    h. The Reporting Persons do not have any plans and are not considering any proposals which relate to or which would result in cause a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    i. The Reporting Persons do not have any plans and are not considering any proposals which relate to or which would result in cause a class of equity securities of the issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    j. Except as described in Item 6, below, the Reporting Persons do not have any plans and are not considering any proposals which relate to or which would result in any action similar to any of those enumerated above.

2. Pursuant to the Purchase and Sale Agreement, Delta has appointed to its Board of Directors Russell S. Lewis, a director of Castle, more fully described on Exhibit A hereto.

3. Under the Purchase and Sale Agreement, Delta had the right to repurchase up to 3,188,667 of its shares from Castle for $4.50 per share until May 31, 2003, a period of one year after closing. Castle, in turn, agreed to maintain and to not distribute to its shareholders at least 3,188,667 shares of Delta common stock held by it during this period. That right to repurchase expired unexercised.

4. Delta contractually agreed in the Purchase and Sale Agreement to file a registration statement registering all shares of Delta common stock to be issued to Castle and its subsidiaries under the Purchase and Sale Agreement within thirty (30) days of closing, under terms more specifically set out in the Registration Rights Agreement, a copy of which is attached as Exhibit B hereto. The shares were registered through a registration statement filed by the issuer July 3, 2002 on Form S-3 (SEC File No. 333-91930).

5. By Amendment Number One to the Purchase and Sale Agreement, incorporated herein as Exhibit D, Castle and Delta contracted as follows:

                        "Castle covenants and agrees that in no event shall it
                directly or indirectly own or have voting or investment power over more than 49.9% of Delta's issued and outstanding shares. It is the intent of the Parties that Delta be deemed to be the acquiror under Generally Accepted Accounting Principles and the Parties agree in advance that Castle will limit or delay its representation on Delta's Board of Directors to the extent that such limitation or delay is necessary to assure that Castle is not deemed to be the acquiror under GAAP as the direct or indirect result of the transactions contemplated hereby. Further, during the period that Castle holds any Delta shares issued to it pursuant to the transaction, Castle will not attempt to take any further control of Delta in any manner that is not specifically endorsed in writing by Delta's board of directors, it will not demand that any special meeting of Delta's shareholders be held, it will not submit any matter to be voted upon by the shareholders of Delta that has not been previously recommended by Delta's board of directors, it will vote in favor of all nominees for directors, it will vote the Delta shares issued to it pursuant to this transaction in favor of any matters recommended by Delta's board of directors relating to the settlement of any and all disputes concerning Delta's offshore California properties (to the extent required) and it will generally endeavor to support actions recommended to Delta's shareholders by Delta's board of directors. Notwithstanding the foregoing, Castle shall have the right in its sole and absolute discretion to vote in any manner that it may choose with respect to any transaction, merger or sale of assets that requires a vote of Delta's shareholders under Colorado law."

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby supplemented and restated to read in its entirety, as supplemented and restated, as follows:

(a) The Reporting Persons beneficially own an aggregate of 6,700,000 shares of Delta Common Stock, or 14.05% of the outstanding shares of Delta Common Stock (47,683,000 shares at September 30, 2005, as reported in the issuer's annual report on Form 10-K/A, Amendment #1 as filed October 28, 2005).

(b) Neither of the Reporting Persons currently have the sole power to vote or to direct the vote and sole the power to dispose or to direct the disposition of all of the shares described in this Schedule 13D. The Reporting Persons currently share with each other the power to vote or to direct the vote and the power to dispose or to direct the disposition of all of the shares described in this Schedule 13D; provided, however that Castle, the issuer and certain affiliates and subsidiaries of the issuer have entered into a merger agreement whereby the Reporting Persons have agreed to vote the 6,700,000 shares of the issuer held by them in favor of the issuer's reincorporation in Delaware.

(c)     See Item 3 of this Schedule 13D.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares beneficially owned by the Reporting Persons.

(e)     Not applicable.

Item  6.  Contracts,  Arrangements,   Understandings  or  Relationships  With
Respect to Securities of the Issuer.

Item 6 is hereby supplemented and restated to read in its entirety, as supplemented and restated, as follows:

On November 8, 2005, Castle entered into a merger agreement (the "Merger Agreement") with Delta Petroleum Corporation, a Colorado corporation ("Delta-Colorado") and two newly formed and wholly owned subsidiaries of Delta-Colorado: Delta Petroleum Corporation, a Delaware corporation ("Delta-Delaware" and collectively, with Delta-Colorado, "Delta") and DPCA LLC, a Delaware limited liability company ("DPCA").

        Pursuant to the merger agreement, Castle will merge (the "Merger") with and into DPCA with DPCA as the surviving company and the Castle's shareholders will receive approximately 1.164 shares of Delta's common stock for each of their shares of Castle's common stock, subject to adjustment based on the issuance of any shares of common stock by Castle prior to closing (or an aggregate of 8,500,000 shares of Delta common stock). In the merger, the 6,700,000 shares of Delta common stock currently owned by the Company will be cancelled. The Merger is designed to be a tax-free exchange for shareholders of both Delta and Castle. The boards of directors of Castle and Delta have approved the Merger.

        The closing of the merger is subject to approval of the Merger Agreement by the holders of a majority of the shares of the Castle's outstanding common stock and by regulatory agencies, receipt of legal opinions and other customary closing conditions set forth in the Merger Agreement.

        The Merger Agreement contains certain termination rights for both Delta and Castle, and further provides that, upon termination of the Merger Agreement under specified circumstances, each party may be required to pay the other a termination fee of $5,000,000 or reimburse the other party up to $1,000,000 in fees and expenses, if actually incurred, relating to the transaction contemplated by the Merger Agreement.

        Concurrently with the execution of the Merger Agreement and in order to induce Delta to enter into the Merger Agreement, certain of the Company's officers and all of its directors and the estate and family of Castle's founder and former Chief Executive Officer, Joseph L. Castle II, entered into voting agreements with Delta pursuant to which they agreed, among other things, to vote all shares of Castle's common stock held by them in favor of the adoption of the Merger Agreement and the other transactions contemplated by the Merger Agreement.

        In May 2002, Castle sold all of its oil and gas properties to Delta for $15,478,000 and 9,566,000 shares of Delta's common stock, valued at $26,952,000 for purposes of generally accepted accounting principles. As a result of the sale, Castle then owned approximately 44% of Delta and three of Castle's directors were also directors of Delta, which then had seven directors.

        In March 2004, the Company acquired interests in 138 western Pennsylvania gas wells from Delta. Castle previously owned most of these properties through May 31, 2002 when it sold all of its United States oil and gas properties to Delta (see above). The purchase price paid by the Company was $8,121,000. At the time of the purchase, Castle owned approximately 25% of Delta.

        By November 8, 2005, the date of the merger agreement, Castle had reduced its holdings of Delta's stock to 6,700,000 shares (approximately 14%) and its representation on Delta's board to one of nine directors. Under the terms of the Merger Agreement, Castle has agreed to vote these 6,700,000 shares in favor of Delta's reincorporation in Delaware through the merger of Delta-Colorado into Delta-Delaware.

        The foregoing description of the Merger Agreement and the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and Voting Agreement.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby supplemented and restated to read in its entirety, as supplemented and restated, as follows:

EXHIBIT A  -  OFFICERS AND DIRECTORS OF CASTLE ENERGY CORPORATION AND CEC, INC.
EXHIBIT B  -  REGISTRATION RIGHTS AGREEMENT DATED MAY 31, 2002
EXHIBIT C  -  PURCHASE AND SALE AGREEMENT BETWEEN CASTLE ENERGY CORPORATION AND
              DELTA PETROLEUM COMPANY, EXECUTED JANUARY 15, 2002 incorporated by reference to Exhibit 10.144 of Castle's Form 10-Q for the quarter ended December 31, 2001 (File 0-10990)
EXHIBIT D  -  AMENDMENT NUMBER ONE TO PURCHASE AND SALE AGREEMENT, BETWEEN DELTA
              PETROLEUM COMPANY AND CASTLE ENERGY CORPORATION, MARCH 2002 incorporated by reference to Exhibit 10.145 of Castle's Form 10-Q for the quarter ended March 31, 2002 (File 0-10990)
EXHIBIT E  -  AGREEMENT AND PLAN OF MERGER DATED NOVEMBER 8, 2005 AMONG DELTA
              PETROLEUM CORPORATION, A COLORADO CORPORATION; DELTA PETROLEUM CORPORATION, A DELAWARE CORPORATION; PPCA LLC, A DELAWARE LIMITED LIABILITY COMPANY AND CASTLE ENERGY CORPORATION, A DELAWARE CORPORATION
EXHIBIT F  -  PRESS RELEASE DATED NOVEMBER 8, 2005 incorporated by reference to
              Exhibit 99.1 of Castle's report on Form 8-K dated November 10, 2005 (File 0-10990)

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CASTLE ENERGY CORPORATION

Date  DECEMBER 1, 2005

Signature /s/ WILLIAM C LIEDTKE III
          -------------------------
Name/Title:  WILLIAM C. LIEDTKE III, VICE PRESIDENT

CEC, INC.

Date  DECEMBER 1, 2005

Signature /s/ WILLIAM C LIEDTKE III
          -------------------------
Name/Title:  WILLIAM C. LIEDTKE III, VICE PRESIDENT

  EXHIBIT A - OFFICERS AND DIRECTORS OF CASTLE ENERGY CORPORATION AND CEC, INC.

          DIRECTORS AND EXECUTIVE OFFICERS OF CASTLE ENERGY CORPORATION

Sidney F. Wentz                           Chairman of the Board of Directors
5 Trevino Court Park
Florham, NJ 07932

Mr. Wentz was Chairman of the Board of The Robert Wood Johnson Foundation, the nation's largest health care philanthropy, from June 1989 until his retirement in 1999.

Richard Staedtler                         President and Chief Executive Officer
Castle Energy Corporation
357 South Gulph Road, Suite 260
King of Prussia, PA  19406

Mary Cade                                 Chief Financial Officer and Chief
Castle Energy Corporation                 Accounting Officer
357 South Gulph Road, Suite 260
King of Prussia, PA  19406

Martin R. Hoffmann                        Director
1546 Hampton Hill Circle
McLean, VA 22101

Mr. Hoffmann serves as a consultant to the United States Department of Defense, as well as a Director of Seachange International, Inc. of Maynard, Massachusetts and a trustee of CIME Endeavor Foundation.

John P. Keller                            Director
President
Keller Group, Inc.
One Northfield Plaza, Suite 510
Northfield, IL 60093

Since 1972, Mr. Keller has served as the President of Keller Group, Inc., a privately-held corporation with subsidiaries in Ohio, Pennsylvania and Virginia. Mr. Keller was previously a director of Delta Petroleum Corporation.

Russell S. Lewis                          Director
Verisign, Inc.
21345 Ridgetop Circle
Dulles, VA 20166

Since 1999, Mr. Lewis has been the owner and President of Lewis Capital Group, a company investing in and providing consulting services to growth-oriented companies. Mr. Lewis served as Senior Vice President of Corporate Development at VeriSign, Inc. from March 2000 until February 2002, following which he began his current position of Executive Vice President and General Manager of Verisign's Global Registry Services. Mr. Lewis is also a director of Delta Petroleum Corporation.

William C. Liedtke, III                   Vice President and General Counsel
Castle Energy Corporation
5623 N. Western, Suite A
Oklahoma City, OK 73118

                  DIRECTORS AND EXECUTIVE OFFICERS OF CEC, INC.

Pamela Jasinski                           Sole Director and President
300 Delaware Avenue
Suite 900
Wilmington, DE 19801

Richard Staedtler                         Vice President and Chief Financial
357 South Gulph Road, Suite 260           Officer
King of Prussia, PA  19406

William C. Liedtke, III                   Vice President and General Counsel
5623 N. Western, Suite A
Oklahoma City, OK 73118

Kari Johnson                              Vice President
300 Delaware Avenue
Suite 900
Wilmington, DE 19801

        None of the officers and directors of Castle Energy Corporation or CEC, Inc. has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the officers and directors of Castle Energy Corporation and CEC, Inc. are U.S. citizens.

                      EXHIBIT E TO SCHEDULE 13D AMENDMENT 3


                          AGREEMENT AND PLAN OF MERGER


                          DATED AS OF NOVEMBER 8, 2005




                                      AMONG

              DELTA PETROLEUM CORPORATION, A COLORADO CORPORATION,

              DELTA PETROLEUM CORPORATION, A DELAWARE CORPORATION,

                 DPCA LLC, A DELAWARE LIMITED LIABILITY COMPANY

                                       AND

                CASTLE ENERGY CORPORATION, A DELAWARE CORPORATION

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
ARTICLE 1      THE MERGER.....................................................1

     1.1   The Merger.........................................................1
     1.2   Closing............................................................2
     1.3   Effective Time.....................................................2
     1.4   Effects Of The Merger..............................................2
     1.5   Effect on Capital Stock............................................2
     1.6   Stock Options......................................................3
     1.7   Exchange Of Certificates...........................................4
     1.8   Taking of Necessary Action; Further Action.........................8
     1.9   Reincorporation Merger.............................................8

ARTICLE 2      REPRESENTATIONS AND WARRANTIES OF THE COMPANY.................10

     2.1   Organization......................................................10
     2.2   Capital Stock of the Company......................................11
     2.3   Authority Relative to this Agreement..............................12
     2.4   SEC Reports and Financial Statements..............................13
     2.5   Certain Changes...................................................14
     2.6   Litigation........................................................14
     2.7   Disclosure in Proxy Statement.....................................14
     2.8   Broker's or Finder's Fees.........................................14
     2.9   Employee Plans....................................................15
     2.10  Board Recommendation; Company Action; Requisite Vote of
           the Company's Stockholders........................................17
     2.11  Taxes.............................................................18
     2.12  Environmental.....................................................19
     2.13  Compliance with Laws..............................................21
     2.14  Employment Matters................................................21
     2.15  Rights Agreement..................................................21
     2.16  Oil and Gas Reserves..............................................21
     2.17  Certain Contracts and Arrangements................................21
     2.18  Financial and Commodity Hedging...................................22
     2.19  Properties........................................................22
     2.20  Accounting Controls...............................................22
     2.21  Take-or-Pay Deliveries............................................23
     2.22  Gas Imbalances....................................................23
     2.23  Intellectual Property.............................................23
     2.24  GAMXX.............................................................23
     2.25  Investment Company................................................23
     2.26  Texaco Settlement.................................................23

ARTICLE 3      REPRESENTATIONS AND WARRANTIES OF PARENT AND SUBSIDIARY.......23

     3.1   Organization......................................................24
     3.2   Capital Stock.....................................................25
     3.3   Authority Relative to this Agreement..............................26

                                TABLE OF CONTENTS
                                   (continued)

                                                                            PAGE
                                                                            ----
     3.4   SEC Reports and Financial Statements..............................27
     3.5   Litigation........................................................27
     3.6   Disclosure in Proxy Statement.....................................28
     3.7   Broker's or Finder's Fees.........................................28
     3.8   Parent Not An Interested Stockholder..............................28
     3.9   Oil and Gas Reserves..............................................28
     3.10  Certain Contracts and Arrangements................................28

ARTICLE 4      CONDUCT OF BUSINESS PENDING THE MERGER........................29

     4.1   Conduct of Business by the Company Pending the Merger.............29
     4.2   Conduct of Business of Parent.....................................31

ARTICLE 5      ADDITIONAL AGREEMENTS.........................................32

     5.1   Shareholders' Meeting.............................................32
     5.2   Registration Statement............................................32
     5.3   Employee Benefit Matters..........................................33
     5.4   Consents and Approvals............................................34
     5.5   Public Statements.................................................35
     5.6   Reasonable Best Efforts...........................................35
     5.7   Notification of Certain Matters...................................35
     5.8   Access to Information; Confidentiality............................35
     5.9   No Solicitation...................................................36
     5.10  Affiliates........................................................38
     5.11  Section 16 Matters................................................38
     5.12  Voting Agreement..................................................38
     5.13  Stock Exchange Listing............................................38
     5.14  Tax Treatment.....................................................38
     5.15  Indemnification...................................................38

ARTICLE 6      CONDITIONS....................................................39

     6.1   Conditions to the Obligation of Each Party to Effect the Merger...39
     6.2   Additional Conditions to the Obligation of Parent and Subsidiary..39
     6.3   Additional Conditions to the Obligation of the Company............40

ARTICLE 7      TERMINATION, AMENDMENT AND WAIVER.............................41

     7.1   Termination.......................................................41
     7.2   Effect of Termination.............................................42
     7.3   Fees and Expenses.................................................43
     7.4   Amendment.........................................................43
     7.5   Waiver............................................................44

ARTICLE 8      GENERAL PROVISIONS............................................44

     8.1   Notices...........................................................44
     8.2   Representations and Warranties....................................45

                                TABLE OF CONTENTS
                                   (continued)

                                                                            PAGE
                                                                            ----
     8.3   Governing Law; Waiver of Jury Trial...............................45
     8.4   Counterparts; Facsimile Transmission of Signatures................45
     8.5   Assignment; No Third Party Beneficiaries..........................45
     8.6   Severability......................................................46
     8.7   Entire Agreement..................................................46

SCHEDULE OF DEFINITIONS

TERM                                        SECTION
-------------------------------------       -------
'33 Act                                     2.3(c)
'34 Act                                     2.3(c)
Acquiring Person                            2.15
Agreement                                   Preamble
Articles of Merger                          1.9(a)
Book Entry Shares                           1.7(a)
CBCA                                        1.9(a)
CERCLA                                      2.12(h)
Certificate of Merger                       1.3
Closing                                     1.2
Closing Date                                1.2
Code                                        Recitals
Common Shares Trust                         1.7(e)(ii)
Company                                     Preamble
Company Board                               1.6(a)
Company Cases                               2.6
Company Common Stock                        1.5
Company Disclosure Letter                   2
Company Financial Statements                2.4(b)
Company Material Adverse Effect             2.1(a)
Company Reserve Report                      2.16
Company SEC Reports                         2.4(a)
Company Stock Option                        1.6(a)
Company Stock Plan                          1.6(a)
Company Subsidiaries                        2.1(a)
Confidentiality Agreements                  5.8(c)
DGCL                                        1.1(a)
Distribution Date                           2.15
Effective Time                              1.3
Employee Benefit Plan                       2.9(a)
Environmental Laws                          2.12(h)
ERISA                                       2.9(a)
Excess Shares                               1.7(e)(i)
Exchange Agent                              1.7(a)
Exchange Fund                               1.7(a)
Exchange Ratio                              1.5(b)
GAAP                                        2.4(b)
Hazardous Substances                        2.12(i)
Intellectual Property                       2.23
Intended Tax Treatment                      5.14
Law                                         2.13
Lehman                                      3.7

Liens                                       2.1(b)
LLC Act                                     1.1(a)
Merger                                      1.1(a)
Merger Consideration                        1.5(b)
NASDAQ                                      1.7(e)(i)
Order                                       2.3(b)
Other Filings                               5.2(b)
Outside Date                                7.1(b)
Parent                                      Preamble
Parent Cases                                3.5
Parent Colorado                             Preamble
Parent Colorado Board                       1.9(d)
Parent Colorado Common Stock                1.9(c)
Parent Colorado Shareholders' Meeting       5.1(b)
Parent Colorado Stock Option                1.9(d)
Parent Colorado Stock Plans                 1.9(d)
Parent Common Stock                         1.9(c)
Parent Delaware                             Preamble
Parent Delaware Common Stock                1.9(c)
Parent Financial Statements                 3.4(b)
Parent Material Adverse Effect              3.1(a)
Parent Reserve Reports                      3.10
Parent SEC Reports                          3.4(a)
Parent Subsidiaries                         3.1(a)
person                                      2.1(b)
Proxy Statement/Prospectus                  2.7
RCRA                                        2.12(h)
Reincorporation Certificate of Merger       1.9(a)
Reincorporation Effective Time              1.9(a)
Reincorporation Merger                      1.9(a)
Rights                                      2.15
Rights Agreement                            2.15
S-4                                         5.2(a)
SARs                                        2.2(b)
SEC                                         1.6(b)
Settlement Agreement                        2.26
Shareholders' Meeting                       5.1(a)
Snyder                                      2.8
Stock Acquisition Date                      2.15
Stock Certificate                           1.5(d)
Subsidiary                                  Preamble
Subsidiary Material Adverse Effect          5.4
Superior Proposal                           5.9(c)
Surviving Company                           1.1(a)
Takeover Proposal                           5.9(c)
Voting Agreement                            Recitals

                          AGREEMENT AND PLAN OF MERGER

        THIS AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of November 8, 2005 is among Delta Petroleum Corporation, a Colorado corporation ("Parent Colorado"), Delta Petroleum Corporation, a Delaware corporation ("Parent Delaware"), DPCA LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent Colorado ("Subsidiary"), and Castle Energy Corporation, a Delaware corporation (the "Company"). Except as expressly set forth in this Agreement, Parent Colorado and Parent Delaware shall be referred to together as "Parent", and, assuming the consummation thereof, as the surviving company of the Reincorporation Merger (as defined below) of Parent Colorado and Parent Delaware pursuant to Section 1.9 hereof.

        WHEREAS, the parties desire that (i) Parent Colorado reincorporate from the State of Colorado to the State of Delaware by merging with and into Parent Delaware, and (ii) the Company be merged with and into Subsidiary with Subsidiary as the surviving company, all as set forth in Article 1 of this Agreement;

        WHEREAS, the boards of directors of each of Parent Colorado, Parent Delaware and the Company, and the sole member of Subsidiary, have approved this Agreement and deem it advisable and in the best interests of their respective stockholders or members, as applicable, to consummate the transactions contemplated hereby on the terms and conditions set forth herein;

        WHEREAS, in consideration of Parent entering into this Agreement and incurring certain related fees and expenses, certain stockholders of the Company are executing a voting agreement (the "Voting Agreement") relating to the Company Common Stock (as defined below) beneficially owned by such stockholders;

        WHEREAS, it is intended that, for United States federal income tax purposes, the Merger and the Reincorporation Merger (as defined below) each shall qualify as a reorganization within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code"), and the regulations promulgated thereunder and this Agreement constitutes a "plan of reorganization" within the meaning of Section 1.368(c) of the Treasury Regulations.

        NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants contained in this Agreement and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Subsidiary and the Company, intending to be legally bound, hereby agree as follows:

                                    ARTICLE 1
                                   THE MERGER

        1.1     The Merger.

                (a) On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware Limited Liability Company Act ("LLC Act") and General Corporation Law of the State of Delaware (the "DGCL"), following the Reincorporation Effective Time (defined below), the Company shall be merged with and into the Subsidiary at the Effective Time (the "Merger"). At the Effective Time, the separate corporate existence of the Company shall cease and the Subsidiary shall continue as the surviving limited liability company of the Merger (the "Surviving Company").

                (b) It is intended that the Merger shall constitute a reorganization under the Code.

        1.2 Closing. Unless this Agreement is earlier terminated, the closing (the "Closing") of the Merger shall take place at the offices of Davis Graham & Stubbs LLP, 1550 Seventeenth Street, Denver, Colorado 80202 at 10:00 a.m. on the second business day following the satisfaction or waiver (to the extent permitted by applicable Law (as defined in Section 2.13)) of the conditions set forth in Article 6, or at such other place, time and date as shall be agreed in writing between Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the "Closing Date".

        1.3 Effective Time. Prior to the Closing, Parent shall prepare, and on the Closing Date or as soon as practicable thereafter, the Surviving Company shall file (a) a certificate of merger (the "Certificate of Merger") executed in accordance with the relevant provisions of the DGCL with the Secretary of State of the State of Delaware, and (b) any other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such subsequent time as Parent and the Company shall agree and specify in the Certificate of Merger (the date the Merger becomes effective being the "Effective Time").

        1.4 Effects Of The Merger. The Merger shall have the effects set forth in Section 264 of the DGCL. In addition, the certificate of formation of the Subsidiary, as in effect immediately prior to the Effective Time, shall be the certificate of formation of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law. The operating agreement of Subsidiary, as in effect immediately prior to the Effective Time, shall be the operating agreement of the Surviving Company until thereafter changed or amended as provided therein or under the LLC Act. The Surviving Company will be managed by its sole member. The officers of Subsidiary immediately prior to the Effective Time shall be the officers of the Surviving Company, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

        1.5 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of common stock, par value $0.50 per share, of the Company ("Company Common Stock") or any holder of any membership units of Subsidiary:

                (a) Cancellation Of Treasury Stock, Parent-Owned Stock and Certain Parent Common Stock. Each share of Company Common Stock that is owned by the Company, Parent or Subsidiary shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor. Parent Common Stock (as defined below) owned by the Company shall no longer be outstanding and shall automatically be canceled and shall cease to exist.

                (b) Conversion Of Company Common Stock. Subject to Sections 1.5(a), 1.6 and 1.7(e), each issued and outstanding share of Company Common Stock shall be converted into the right to receive the number (the "Exchange Ratio") of validly issued, fully paid and non-assessable shares of Parent Common Stock resulting by dividing 8,500,000 by the number of outstanding shares of Company Common Stock at the Effective Time (the "Merger Consideration").

                (c) Capital Stock Of Subsidiary. Each issued and outstanding membership unit of Subsidiary shall be converted into and become one fully paid and nonassessable membership unit of the Surviving Company.

                (d) Effect Of Conversion. From and after the Effective Time, all of the shares of Company Common Stock converted into the Merger Consideration pursuant to this Section 1.5 shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate (each a "Stock Certificate") representing any such shares of Company Common Stock shall thereafter cease to have any rights with respect thereto, except the right to receive (i) the Merger Consideration, (ii) any dividends and other distributions in accordance with Sections 1.7(d) and 1.7(f) and (iii) any cash to be paid in lieu of any fractional share of Parent Common Stock in accordance with Section 1.7(e).

                (e) Changes To Stock. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Parent or the Company shall occur by reason of any reclassification, recapitalization, stock split or combination, split-up, exchange or readjustment of shares, rights issued in respect of Parent Common Stock or any stock dividend thereon with a record date during such period, the Merger Consideration and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide the holders of shares of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

        1.6     Stock Options.

                (a) The board of directors of the Company (the "Company Board"), or the appropriate committee thereof, shall take such action as is necessary so that at the Effective Time, each outstanding option to purchase shares of Company Common Stock (a "Company Stock Option") granted under the Company Stock Plan (as defined below), whether or not vested, shall cease to represent a right to acquire shares of Company Common Stock, and shall thereafter constitute an option to acquire, on the same terms and conditions as were applicable to such Company Stock Option pursuant to the relevant Company Stock Plan under which it was issued and the agreement evidencing the grant thereof prior to the Effective Time, the number (rounded to the nearest whole number) of shares of Parent Common Stock determined by multiplying (x) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time by (y) the Exchange Ratio. The exercise price or base price per share of Parent Common Stock subject to any such Company Stock Option at and after the Effective Time shall be an amount (rounded to the nearest one hundredth of a cent) equal to (A) the exercise price or base price per share of Company Common Stock subject to such Company Stock Option prior to the Effective Time divided by (B) the Exchange Ratio. The parties acknowledge that as of the Effective Time, all Company Stock Options granted under the 1992 Executive Equity Incentive Plan (the "Company Stock Plan"), if unvested, shall remain unvested and shall remain exercisable in accordance with the terms of the applicable plan documents and award agreements for each such Company Stock Option. The parties will make good faith efforts to make equitable adjustments to ensure that the conversions of Company Stock Options contemplated by this Section 1.6(a) comply with Section 409A of the Code.

                (b) Parent shall take all corporate action necessary to assume as of the Effective Time the Company's obligations under the Company Stock Options and Parent Colorado Stock Options (as defined below) and to otherwise effectuate the provisions of this Section 1.6 and Section 1.9(d), and shall reserve for issuance a sufficient number of shares of Parent Common Stock for delivery pursuant to the terms set forth in this Section 1.6 and Section 1.9(d). Effective as of the Closing Date, Parent shall file with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-8 or other appropriate form or a post-effective amendment to a previously filed registration statement under the Securities Act with respect to the Parent Common Stock subject to Company Stock Options and Parent Colorado Stock Options and shall use its reasonable best efforts to cause such registration statement to become effective as promptly as practicable and thereafter maintain the effectiveness of such registration statement (and maintain the current status of the prospectus contained therein), as well as comply with any applicable state securities or "blue sky" laws, for so long as such options remain outstanding.

        1.7     Exchange Of Certificates.

                (a) Exchange Agent. U.S. Bank National Association, or such other exchange agent that is reasonably acceptable to Parent and the Company, shall serve as the exchange agent for the Parent Common Stock (the "Exchange Agent") for the purpose of exchanging Stock Certificates representing shares of Company Common Stock and non-certificated shares represented by book entry ("Book-Entry Shares") for the Merger Consideration. Parent will make available to the Exchange Agent, at or prior to the Effective Time, the Parent Common Stock to be delivered in respect of the shares of Company Common Stock (such Parent Common Stock being hereinafter referred to as the "Exchange Fund"). Promptly after the Effective Time (but in any event within five business days thereafter), Parent will send, or will cause the Exchange Agent to send, to each holder of record of shares of Company Common Stock as of the Effective Time a letter of transmittal for use in such exchange (which shall specify that delivery shall be effected, and risk of loss and title to the Stock Certificates theretofore representing shares of Company Common Stock shall pass, only upon proper delivery of such Stock Certificates to the Exchange Agent or by appropriate guarantee of delivery in the form customarily used in transactions of this nature from a member of a national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company in the United States) in such form as the Company and Parent may reasonably agree, for use in effecting delivery of shares of Company Common Stock to the Exchange Agent. Exchange of any Book-Entry Shares shall be effected in accordance with Parent's customary procedures with respect to securities represented by book entry.

                (b) Exchange Procedure. Each holder of shares of Company Common Stock that have been converted into a right to receive the Merger Consideration, upon surrender to the

Exchange Agent of a Stock Certificate, together with a properly completed letter of transmittal, will be entitled to receive (i) one or more shares of Parent Common Stock (which shall be in non-certificated book-entry form unless a physical certificate is requested) representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 1.5(b) and (ii) a check in the amount equal to the cash portion of the Merger Consideration, if any, that such holder has the right to receive in lieu of fractional shares pursuant to Section 1.7(e) and dividends and other distributions pursuant to Section 1.7(d) and 1.7(f). No interest shall be paid or accrued on any Merger Consideration, cash in lieu of fractional shares or on any unpaid dividends and distributions payable to holders of Stock Certificates. Until so surrendered, each such Stock Certificate shall, after the Effective Time, represent for all purposes only the right to receive such Merger Consideration and any dividends and other distributions in accordance with Sections 1.7(d) and 1.7(f), and any cash to be paid in lieu of any fractional share of Parent Common Stock in accordance with Section 1.7(e).

                (c) Certificate Holder. If any portion of the Merger Consideration is to be registered in the name of a person other than the person in whose name the applicable surrendered Stock Certificate is registered, it shall be a condition to the registration thereof that the surrendered Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer and that the person requesting such delivery of the Merger Consideration shall pay to the Exchange Agent any transfer or other similar taxes required as a result of such registration in the name of a person other than the registered holder of such Stock Certificate or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

                (d) Dividends And Distributions. No dividends or other distributions with respect to shares of Parent Common Stock issued in the Merger shall be paid to the holder of any unsurrendered Stock Certificates or Book-Entry Shares until such Stock Certificates or Book-Entry Shares are properly surrendered. Following such surrender, there shall be paid, without interest, to the record holder of the shares of Parent Common Stock issued in exchange therefor (i) at the time of such surrender, all dividends and other distributions payable in respect of such shares of Parent Common Stock with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such shares of Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to such surrender. For purposes of dividends or other distributions in respect of shares of Parent Common Stock, all shares of Parent Common Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.

                (e)     Fractional Shares.

                        (i) No fractional shares of Parent Common Stock shall be issued in the Merger, but in lieu thereof each holder of shares of Company Common Stock otherwise entitled to a fractional share of Parent Common Stock will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 1.7(e), a cash payment of the fair value of such fractional shares of Parent Common Stock. The fair value of the fractional shares to be paid shall equal such holder's proportionate interest, if any, in the proceeds from the sale by the Exchange Agent in one or more transactions of shares of Parent Common Stock equal to the excess of (x) the aggregate number of shares of Parent Common Stock to be delivered to the Exchange Agent by Parent pursuant to Section 1.7(a) over (y) the aggregate number of whole shares of Parent Common Stock to be distributed to the holders of Stock Certificates pursuant to Section 1.7(b) (such excess being herein called the "Excess Shares"). As soon as practicable after the Effective Time, the Exchange Agent, as agent for the holders of the Stock Certificates representing shares of Company Common Stock, shall sell the Excess Shares at then prevailing prices on the Nasdaq National Market System ("NASDAQ") in the manner provided in the following paragraph.

                        (ii) The sale of the Excess Shares by the Exchange Agent, as agent for the holders that would otherwise receive fractional shares, shall be executed on the NASDAQ and shall be executed in round lots to the extent practicable. Until the proceeds of such sale or sales have been distributed to the holders of shares of Company Common Stock, the Exchange Agent shall hold such proceeds in trust for the holders of shares of Company Common Stock (the "Common Shares Trust"). Parent shall pay all commissions, transfer taxes and other out-of-pocket transactions costs, including the expenses and compensation of the Exchange Agent, incurred in connection with such sale of Excess Shares. The Exchange Agent shall determine the portion of the Common Shares Trust to which each holder of shares of Company Common Stock shall be entitled, if any, by multiplying the amount of the aggregate proceeds comprising the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of shares of Company Common Stock would otherwise be entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of shares of Company Common Stock would otherwise be entitled.

                        (iii) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of shares of Company Common Stock in lieu of any fractional shares of Parent Common Stock, the Exchange Agent shall make available such amounts to such holders of shares of Company Common Stock without interest, subject to and in accordance with this Section 1.7.

                (f) No Further Ownership Rights In Company Common Stock. The Merger Consideration paid in accordance with the terms of this Article I upon conversion of any shares of Company Common Stock shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock, subject, however, to the Surviving Company's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by the Company on such shares of Company Common Stock in accordance with the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time, and after the Effective Time there shall be no further registration of transfers on the equity transfer books of the Surviving Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Stock Certificates formerly representing shares of Company Common Stock are presented to the Surviving Company or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this
Article I.

                (g) Termination Of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock for six months after the Effective Time shall be delivered to Parent, upon demand, and any holder of Company Common Stock who has not theretofore complied with this Article I shall thereafter look only to Parent and/or the Surviving Company for payment of its claim for Merger Consideration.

                (h) No Liability. None of Parent, Subsidiary, the Company or the Exchange Agent shall be liable to any person in respect of any cash or Parent Common Stock from the Exchange Fund delivered to a public official to the extent required by any applicable abandoned property, escheat or similar Law. If any Stock Certificate has not been surrendered immediately prior to such date on which the Merger Consideration in respect of such Stock Certificate would otherwise irrevocably escheat to or become the property of any governmental entity, any such shares, cash, dividends or distributions in respect of such Stock Certificate shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any person previously entitled thereto, except as otherwise provided by Law.

                (i) Investment Of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, in (i) direct obligations of the United States of America, (ii) obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of all principal and interest or (iii) commercial paper obligations receiving the highest rating from either Moody's Investor Services, Inc. or Standard & Poor's, a division of The McGraw Hill Companies, or a combination thereof; provided that, in any such case, no such instrument shall have a maturity exceeding three months from the date of the investment therein. Any interest and other income resulting from such investments shall be paid to Parent.

                (j) Withholding Rights. Parent and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Company Common Stock pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any other provision of applicable federal, state, local or foreign tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent or the Exchange Agent, as applicable, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holders of the shares of Company Common Stock in respect of which such deduction and withholding was made by Parent or the Exchange Agent.

                (k) Lost Certificates. If any Stock Certificate shall have been lost, stolen, defaced or destroyed, upon the making of an affidavit of that fact by the person claiming such Stock Certificate to be lost, stolen, defaced or destroyed and, if reasonably required by the Surviving Company, the posting by such person of a bond in such reasonable amount as the Surviving Company may direct as indemnity against any claim that may be made against it with respect to such Stock Certificate, the Exchange Agent shall pay in respect of such lost, stolen, defaced or destroyed Stock Certificate the Merger Consideration with respect to each share of Company Common Stock formerly represented by such Stock Certificate.

        1.8 Taking of Necessary Action; Further Action. Each of Parent, Subsidiary and the Company shall use all reasonable efforts to take all such actions as may be necessary or appropriate in order to effectuate the Merger as promptly as commercially practicable. If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of either the Company or Subsidiary, the officers and managers of the Surviving Company are fully authorized in the name of each constituent entity or otherwise to take, and shall take, all such lawful and necessary action. Prior to the Effective Time, Company shall cause its directors to submit their resignations from the Company Board, such resignations to be effective at the Effective Time.

        1.9     Reincorporation Merger.

                (a) On the terms and subject to the conditions set forth in this Section 1.9, and in accordance with the DGCL and the Colorado Business Corporation Act (the "CBCA"), including without limitation following the requisite approval by the Parent Colorado shareholders, immediately prior to the Effective Time, Parent Colorado shall be merged with and into Parent Delaware ("Reincorporation Merger"), and Parent Delaware shall be the surviving corporation, and, will be referred to throughout this Agreement as "Parent." The Merger shall be effective as of the filing of (a) articles of merger (the "Articles of Merger") executed in accordance with the relevant provisions of the CBCA with the Secretary of State of the State of Colorado, (b) a certificate of merger (the "Reincorporation Certificate of Merger") executed in accordance with the relevant provisions of the DGCL with the Secretary of State of the State of Delaware, and (c) any other filings or recordings required under the CBCA or the DGCL. The Reincorporation Merger shall become effective at such time as the Articles of Merger are duly filed with the Secretary of State of the State of Colorado and the Reincorporation Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such subsequent time as Parent Colorado and Parent Delaware shall agree and specify in the Articles of Merger and the Reincorporation Certificate of Merger (the time the Reincorporation Merger becomes effective being the "Reincorporation Effective Time").

                (b) The Merger shall have the effects set forth in Section 7-90-204 of the CBCA and Section 259 of the DGCL. The certificate of incorporation of Parent Delaware, as in effect immediately prior to the Reincorporation Effective Time, shall be the certificate of incorporation of the Parent until thereafter changed or amended as provided therein or under the DGCL. The bylaws of Parent Delaware, as in effect immediately prior to the Reincorporation Effective Time, shall be the bylaws of the Parent until thereafter changed or amended as provided therein or under the DGCL. The directors of Parent Delaware immediately prior to the Effective Time shall be the directors of the Parent, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of Parent Delaware immediately prior to the Effective Time shall be the officers of Parent, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

                (c) At the Reincorporation Effective Time, by virtue of the Reincorporation Merger and without any action on the part of the holder of any shares of common stock, par value $0.01 per share, of Parent Colorado ("Parent Colorado Common Stock"): (i) each issued and outstanding share of capital stock of Parent Colorado Common Stock shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of Parent ("Parent Common Stock"); (ii) each issued and outstanding share of common stock, par value $0.01 per share of Parent Delaware ("Parent Delaware Common Stock") owned by Parent Colorado immediately prior to the Reincorporation Effective Time shall automatically be canceled and cease to exist and no consideration shall be delivered in exchange therefor; and (iii) each option, warrant, purchase right or other security of the Parent Colorado issued and outstanding immediately prior to the Reincorporation Effective Time, if any, shall be converted into and shall be an identical security of Parent. The same number of shares of Parent Common Stock shall be reserved for purposes of the exercise of such options, warrants, purchase rights, units or other securities as is equal to the number of shares of Parent Colorado Common Stock so reserved as of the Reincorporation Effective Time.

                (d) The board of directors of Parent Colorado (the "Parent Colorado Board"), or the appropriate committee thereof, shall take such action as is necessary so that, at the Reincorporation Effective Time, each outstanding option to purchase shares of Parent Colorado Common Stock (a "Parent Colorado Stock Option") granted under the Parent Colorado Stock Plans, whether or not vested, shall cease to represent a right to acquire shares of Parent Colorado Common Stock, and shall thereafter constitute an option to acquire, on the same terms and conditions as were applicable to such Parent Colorado Stock Option pursuant to the relevant Parent Colorado Stock Plan under which it was issued and the agreement evidencing the grant thereof prior to the Effective Time, an number of shares of Parent Common Stock equal to the number of shares of Parent Colorado Common Stock subject to such Company Stock Option immediately prior to the Reincorporation Effective Time. The exercise price or base price per share of Parent Common Stock subject to any such Parent Colorado Stock Option at and after the Effective Time shall be an amount equal to the exercise price or base price per share of Parent Colorado Common Stock subject to such Parent Colorado Stock Option prior to the Reincorporation Effective Time. The parties acknowledge that as of the Reincorporation Effective Time, all Parent Colorado Stock Options granted under the 1993 Incentive Plan, 1994 Incentive Plan, 1995 Nonemployee Director Stock Plan, 2001 Incentive Plan, 2002 Incentive Plan, and 2005 New-Hire Equity Incentive Plan (collectively, the "Parent Colorado Stock Plans"), if unvested, shall remain unvested in full and shall remain exercisable in accordance with the terms of the applicable plan documents and award agreements for each such Parent Colorado Stock Option. The parties will make good faith efforts to make equitable adjustments to ensure that the conversions of Parent Colorado Stock Options contemplated by this Section 1.9(d) comply with
Section 409A of the Code. Parent shall take the actions set forth in Section 1.6(b)(ii).

                (e) At and after the Reincorporation Effective Time, all of the outstanding certificates which immediately prior thereto represented shares of Parent Colorado Common Stock, options, warrants, purchase rights or other securities of Parent Colorado, if any, shall be deemed for all purposes to evidence ownership of and to represent the shares of the respective Parent Common Stock, options, warrants, purchase rights, or other securities of Parent, if any, as the case may be, into which the shares of Parent Colorado Common Stock, options, warrants, purchase rights or other securities of the Parent represented by such certificates have been converted as herein provided and shall be so registered on the books and records of Parent or its transfer agent. The registered owner of any such outstanding certificate shall, until such certificate shall have been surrendered for transfer or otherwise accounted for to the Parent or its transfer agent, have and be entitled to exercise any voting and other rights with respect to, and to receive any dividends and other distributions upon, the shares of Parent Common Stock, options, warrants, purchase rights or other securities of Parent, if any, as the case may be, evidenced by such outstanding certificate, as above provided.

                                    ARTICLE 2
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Except as publicly disclosed by the Company in the Company SEC Reports (as defined in Section 2.4(a)) filed with the SEC prior to the date of this Agreement and except as set forth on the disclosure letter (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein, provided that any disclosure set forth with respect to any particular section shall be deemed to be disclosed in reference to all other applicable sections of this Agreement and the disclosure letter if the disclosure in respect of the particular section is sufficient on its face without further inquiry reasonably to inform Parent of the information required to be disclosed in respect of the other sections to avoid a breach under the representation and warranty or covenant corresponding to such other sections) previously delivered by the Company to Parent (the "Company Disclosure Letter"), the Company hereby represents and warrants to Parent and Subsidiary as follows. "To the knowledge of the Company" and similar phrases mean the actual knowledge of the Chief Executive Officer and Chief Financial Officer of the Company, after due inquiry.

        2.1     Organization.

                (a) The Company and each corporation, partnership, joint venture or other legal entity of which the Company owns, directly or indirectly, 50% or more of the stock or other equity interests the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity (the "Company Subsidiaries") is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has the requisite corporate or limited partnership power and authority and any necessary governmental approvals to own, lease and operate its property and to carry on its business as now being conducted. The Company and each of the Company Subsidiaries is duly qualified and/or licensed, as may be required, and in good standing in each of the jurisdictions in which the nature of the business conducted by it or the character of the property owned, leased or used by it makes such qualification and/or licensing necessary, except in such jurisdictions where the failure to be so qualified and/or licensed would not, individually or in the aggregate, have a Company Material Adverse Effect. A "Company Material Adverse Effect" means any change, effect, fact, event, condition or development that would have or be reasonably likely to have a material adverse effect on (i) the condition (financial or otherwise), business, operations or assets of the Company and the Company Subsidiaries considered as a single enterprise, (ii) the ability of the Company to convey, for value, its interest in the Appalachian gas properties acquired in March 2004 (described in the Company's Annual Report on Form 10-K for the year ended September 30, 2004), its interests relating to the loan by the Company or any of its subsidiaries to GAMXX Energy, Inc. (including, without limitation, its interests in the Agreement to Purchase and Sell dated September 1, 2005 (as amended) relating to the sale of certain refinery and pipeline assets) or its equity investment in and note receivable due from Networked Energy LLC or (iii) the ability of the Company to consummate the transactions contemplated by this Agreement. Notwithstanding anything to the contrary herein, any change, effect, fact, event or condition (x) which adversely affects the oil and gas exploration and production industry generally or (y) which arises out of general economic conditions shall not be considered in determining whether a Company Material Adverse Effect has occurred. The copies of the restated certificate of incorporation and bylaws of the Company which are filed as exhibits to the Company's Annual Report on Form 10-K for the year ended September 30, 1994 and the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994, respectively, are complete and correct copies of such documents as in effect on the date of this Agreement.

                (b) Section 2.1(b) of the Company Disclosure Letter lists all of the Company Subsidiaries and their respective jurisdictions of incorporation. All the outstanding shares of capital stock of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by the Company, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever ("Liens") and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). Other than joint ventures, operating agreements and similar arrangements typical in the Company's industry entered into in the ordinary course of business, neither the Company nor any of the Company Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any other person that is or would reasonably be expected to be material to the Company and the Company Subsidiaries considered as a single entity, other than the shares of Parent Common Stock owned by the Company or any Company Subsidiary. The term "person" as used in this Agreement will be interpreted broadly to include any corporation, company, group, partnership or other entity or individual.

        2.2     Capital Stock of the Company.

                (a) As of the date of this Agreement, the authorized capital stock of the Company consists of 25,000,000 shares of Company Common Stock, of which 7,213,290 are issued and outstanding (not including shares held in treasury) and 10,000,000 shares of Preferred Stock, of which none are issued and outstanding. In addition, there are 4,911,044 shares of Company Common Stock held in the treasury of the Company. Such issued shares of Company Common Stock have been duly authorized, validly issued, are fully paid and nonassessable and free of preemptive rights. Except as set forth in Section 2.2(a) of the Company Disclosure Letter, the Company has not, subsequent to June 30, 2005, declared or paid any dividend, or declared or made any distribution on, or authorized the creation or issuance of, or issued, or authorized or effected any split-up or any other recapitalization of, any of its capital stock, or directly or indirectly redeemed, purchased or otherwise acquired any of its outstanding capital stock. The Company has not heretofore agreed to take any such action, and there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any outstanding shares of capital stock of the Company.

                (b) Section 2.2(b) of the Company Disclosure Letter lists all outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company or any Company Subsidiary any capital stock of the Company or securities convertible into or exchangeable for capital stock of the Company. There are no stock appreciation rights ("SARs") attached to the options, warrants or rights.

                (c) Except as otherwise described in this Section 2.2 or as described in Section 2.2(b) of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries has or is subject to or bound by any outstanding option, warrant, call, subscription or other right (including any preemptive or similar right), agreement, arrangement or commitment which (i) obligates the Company or any of the Company Subsidiaries to issue, sell or transfer, or repurchase, redeem or otherwise acquire, any shares of the capital stock or other equity interests of the Company or any of the Company Subsidiaries, (ii) obligates the Company or any of the Company Subsidiaries to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any such Company Subsidiary or any other entity,
(iii) restricts the transfer of any shares of capital stock of the Company or any of the Company Subsidiaries, or (iv) relates to the holding, voting or disposition of any shares of capital stock of the Company or any of the Company Subsidiaries. No bonds, debentures, notes or other indebtedness of the Company or any of the Company Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the stockholders of the Company or any of the Company Subsidiaries may vote are issued or outstanding.

        2.3     Authority Relative to this Agreement.

                (a) The Company has the requisite corporate power to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated herein have been duly authorized by the Company Board. No other corporate proceedings on the part of the Company or any of the Company Subsidiaries are necessary to authorize the execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby, except for the approval of the Company's stockholders as contemplated in Section 5.1. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization or other Laws affecting the enforcement of creditors' rights generally or by general equitable principles.

                (b) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated herein nor compliance by the Company with any of the provisions hereof will (i) conflict with or result in any breach of the certificate or articles of incorporation or bylaws of the Company or any of the Company Subsidiaries, (ii) result in a violation or breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or cancellation of, or accelerate the performance or increase the fees required by, or result in a right of termination, amendment or acceleration under, a right to require redemption or repurchase of or otherwise "put" securities, or the loss of a material benefit under, or result in the creation of a Lien upon any of the properties or assets of the Company or any Company Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, lease, agreement or other instrument or obligation of any kind to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries or any of their respective properties or assets may be bound or
(iii) subject to compliance with the statutes and regulations referred to in subsection (c) below, violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation ("Order") applicable to the Company or any of the Company Subsidiaries or any of their respective properties or assets, other than any such event described in items (ii) or (iii) which would not be reasonably likely to (x) prevent the consummation of the transactions contemplated hereby or (y) have a Company Material Adverse Effect.

                (c) Except for compliance with the provisions of the CBCA, the Securities Exchange Act of 1934 ("34 Act"), the Securities Act of 1933 (the "33 Act"), the rules and regulations of NASDAQ and the "blue sky" laws of various states and foreign laws, no action by any governmental authority is necessary for the Company's execution and delivery of this Agreement or the consummation by the Company of the transactions contemplated hereby except where the failure to obtain or take such action would not be reasonably likely to have a Company Material Adverse Effect.

        2.4     SEC Reports and Financial Statements.

                (a) Since September 30, 2000, the Company has filed with the SEC all forms, reports, schedules, registration statements, definitive proxy statements and other documents (the "Company SEC Reports") required to be filed by the Company with the SEC. As of their respective dates and, if amended or superseded by a subsequent filing prior to the date of this Agreement or the Effective Time, then as of the date of such filing, the Company SEC Reports, including, without limitation, any financial statements or schedules included therein, complied or will comply in all material respects with the requirements of the '33 Act, the '34 Act and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Reports, and none of the Company SEC Reports contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. None of the Company Subsidiaries is required to file any forms, reports or other documents with the SEC pursuant to
Section 12 or 15 of the '34 Act.

                (b) The audited and unaudited financial statements (including, in each case, any related notes and schedules thereto) (collectively, the "Company Financial Statements") of the Company contained in the Company SEC Reports have been prepared from the books and records of the Company and its consolidated subsidiaries, and the Company Financial Statements present fairly in all material respects the consolidated financial position and the consolidated results of operations and cash flows of the Company and its consolidated subsidiaries as of the dates thereof or for the periods presented therein in conformity with United States generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved (except as otherwise noted therein, including the related notes, and subject, in the case of quarterly financial statements, to normal and recurring year-end adjustments in the ordinary course of business).

                (c) Since September 30, 2004, neither the Company nor any of the Company Subsidiaries has incurred any liabilities or obligations of any nature, whether accrued, contingent or absolute or otherwise (including without limitation under royalty arrangements), except for those arising in the ordinary course of business consistent with past practice and that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

        2.5 Certain Changes. Since September 30, 2004, the Company and each of the Company Subsidiaries have conducted their businesses only in the ordinary course consistent with past practice, and there has not been: (i) any Company Material Adverse Effect or (ii) any action taken by the Company or any of the Company Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 4.1.

        2.6 Litigation. Except as set forth on Section 2.6 of the Company Disclosure Letter, there is no suit, action or legal, administrative, arbitration or other proceeding or governmental investigation (the "Company Cases") or Order pending or, to the knowledge of the Company, threatened against the Company or any of the Company Subsidiaries which, if decided adversely to the Company, considered individually or in the aggregate, is reasonably likely to have a Company Material Adverse Effect nor is there any judgment, decree, injunction, rule or order of any court or other governmental entity or arbitrator outstanding against the Company or any of the Company Subsidiaries having, or which, considered individually or in the aggregate, is reasonably likely to have, a Company Material Adverse Effect.

        2.7 Disclosure in Proxy Statement. No information supplied by the Company for inclusion in the proxy statement to be sent to the shareholders of the Company in connection with the Shareholders' Meeting (as defined in Section 5.1) (the "Proxy Statement/Prospectus") shall, at the date the Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to shareholders and at the time of the Shareholders' Meeting and at the Effective Time, be false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Shareholders' Meeting which has become false or misleading. No information supplied by the Company for inclusion in the S-4 with respect to the issuance of Parent Common Stock in the Merger will, at the time the S-4 becomes effective under the '33 Act, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein not misleading. The portions of the Proxy Statement/Prospectus and S-4 supplied by the Company (whether by inclusion or by incorporation by reference therein) will comply as to form in all material respects with the requirements of the '33 Act and the '34 Act and the rules and regulations of the SEC thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Subsidiary which is contained in any of the foregoing documents.

        2.8 Broker's or Finder's Fees. Except for Snyder & Co. ("Snyder"), whose fees and expenses will be paid by the Company in accordance with the Company's agreement with

Snyder, a copy of which has been provided to Parent, no agent, broker, person or firm acting on behalf of the Company or under its authority is or will be entitled to any advisory, commission or broker's or finder's fee from any of the parties hereto in connection with any of the transactions contemplated herein.

        2.9     Employee Plans.

                (a) Other than as set forth on Section 2.9(a) of the Company Disclosure Letter, there are no Employee Benefit Plans established, maintained or contributed to by the Company. An "Employee Benefit Plan" means any employee benefit plan, program, policy, practice, agreement or other arrangement providing benefits to any current or former employee, officer or director of the Company or any of the Company Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by the Company or any of the Company Subsidiaries or to which the Company or any of the Company Subsidiaries contributes or is obligated to contribute, whether or not written, including without limitation any employee welfare benefit plan within the meaning of
Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, education assistance, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or policy.

                (b) With respect to each Employee Benefit Plan, the Company has made available to Parent a true, correct and complete copy of: (i) each writing constituting a part of such Employee Benefit Plan (or to the extent no copy exists, a materially accurate description); (ii) for the three most recent plan years, Annual Report (Form 5500 Series), if any; (iii) the current summary plan description and any material modifications thereto, if required to be furnished under ERISA; and (iii) the most recent determination letter from the Internal Revenue Service, if any.

                (c) Each Employee Benefit Plan that is intended to be a "qualified plan" within the meaning of Section 401(a) of the Code is either (i) entitled to reliance with respect to an opinion letter issued to a prototype plan, pursuant to Revenue Procedure 2005-16, or (ii) is the recipient of a favorable determination letter from the Internal Revenue Service that has not been revoked, and to the knowledge of the Company, no event has occurred and no condition exists that could reasonably be expected to result in the revocation of any such determination letter.

                (d) Except as is not reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect, (i) all contributions required to be made to any Employee Benefit Plan (or to any person pursuant to the terms thereof) have been made or the amount of such payment or contribution obligation has been reflected in the Company SEC Reports filed with the SEC prior to the date of this Agreement, (ii) a proper accrual has been made on the books of account of the Company and any of the Company Subsidiaries for all contributions, premium payments and other payments due in the current fiscal year and not paid on or before the Effective Time, and (iii) no contribution, premium payment or other payment has been made in support of any Employee Benefit Plan that is in excess of the allowable deduction for federal income tax purposes for the year with respect to which the contribution was made (whether under Section 162, Section 280G, Section 404, Section 419, Section 419A of the Code or otherwise).

                (e) Except as is not reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect, with respect to each Employee Benefit Plan, the Company and the Company Subsidiaries have complied, and are now in compliance, with all provisions of ERISA, the Code and all Laws applicable to such Employee Benefit Plans in all material respects. Each Employee Benefit Plan has been established and administered in accordance with its terms in all material respects. All reports and filings with governmental entities (including the Department of Labor, the Internal Revenue Service and the SEC) required in connection with each Employee Benefit Plan have been timely made. All disclosures and notices required by Law or Employee Benefit Plan provisions to be given to participants and beneficiaries in connection with each Employee Benefit Plan have been properly and timely made. All Employee Benefit Plans intended to be tax qualified under Section 401(a) or Section 403(a) of the Code are so qualified. All trusts established in connection with Employee Benefit Plans intended to be tax exempt under Section 501(a) or (c) of the Code are so tax exempt.

                (f) No Employee Benefit Plan is subject to Title IV of ERISA (including, without limitation, any multiemployer plan within the meaning of Section 4001(a)(3) of ERISA) and no liability under Title IV of ERISA has been or is expected to be incurred by the Company, any of the Company Subsidiaries or any other entities that are, along with the Company or any of the Company Subsidiaries, treated as a single employer under Sections 414(b), (c) or (m) of the Code.

                (g) Other than as set forth on Section 2.9(g) of the Company Disclosure Letter, no Employee Benefit Plan is subject to Section 409A of the Code.

                (h) Neither the Company nor any of the Company Subsidiaries sponsors any of the following: (i) a plan that is or is intended to be an employee stock ownership plan as defined in Section 4975(c)(7) of the Code,
(iii) a nonqualified deferred compensation arrangement, (iv) a multiemployer plan as defined in Section 3(37) of ERISA or Section 414(f) of the Code, (v) a multiple employer plan maintained by more than one employer as defined in
Section 413(c) of the Code, (vi) a plan that owns any employer securities as an investment, (vii) a plan that provides benefits (or provides increased benefits or vesting) as a result of a change in control of the Company or any of the Company Subsidiaries, (viii) a plan that is maintained pursuant to collective bargaining, or (ix) a plan that is funded, in whole or in part, through a voluntary employees' beneficiary association exempt from tax under Section 501(c)(9) of the Code.

                (i) Neither the Company nor any of the Company Subsidiaries have any material liability for life, health or medical benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA.

                (j) Except as set forth on Section 2.9(j) of the Company Disclosure Letter, the consummation of the transactions contemplated by this Agreement will not, either alone or in connection with termination of employment, (i) entitle any current or former employee or officer of the Company or the Company Subsidiaries to severance pay or any other material payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or officer or (iii) give rise to the payment of any amount that would not be deductible under Section 280G of the Code.

                (k) To the knowledge of the Company, there is no suit, action or legal, administrative, arbitration or other proceeding or governmental investigation or Order pending with regard to any Employee Benefit Plan other than routine uncontested claims for benefits. To the knowledge of the Company, no Employee Benefit Plan is currently under examination or audit by the Department of Labor, the Internal Revenue Service or the Pension Benefit Guaranty Corporation. To the knowledge of the Company, neither the Company nor any of the Company Subsidiaries have any liability (either directly or as a result of indemnification) for (and the transactions contemplated by this Agreement will not cause any liability for): (i) any excise taxes under Section 4971 through Section 4980B, Section 4999, Section 5000 or any other Section of the Code, (ii) any penalty under Section 502(i), Section 502(l), Part 6 of Title I or any other provision of ERISA, or (iii) any excise taxes, penalties, damages or equitable relief as a result of any prohibited transaction, breach of fiduciary duty or other violation under ERISA or any other applicable Law. All accruals required under FAS 106 and FAS 112 have been properly accrued on the most recently issued quarterly financial statements. No condition, agreement or Employee Benefit Plan provision limits the right of any company to amend, cut back or terminate any Employee Benefit Plan (except to the extent such limitation arises under ERISA). Neither the Company nor any of the Company Subsidiaries have any liability for life insurance, death or medical benefits after separation from employment other than (i) death benefits under the Employee Benefit Plans and (ii) health care continuation benefits described in
Section 4980B of the Code.

                (l) The Company does not have any outstanding loans to any employees of the Company.

        2.10 Board Recommendation; Company Action; Requisite Vote of the Company's Stockholders.

                (a) The Company Board has by resolutions duly adopted by the unanimous vote of its entire board of directors at a meeting of such board duly called and held on November 8, 2005, determined that the Merger is fair to and in the best interests of the Company and its stockholders, approved and declared advisable this Agreement, the Merger and the other transactions contemplated hereby and recommended that the stockholders of the Company approve and adopt this Agreement and the Merger. In connection with such approval, the Company Board received from Snyder an opinion to the effect that the consideration to be paid to the stockholders of the Company in the Merger is fair to the stockholders of the Company from a financial point of view subject to the assumptions and qualifications in such opinion. The Company has been authorized by Snyder to include such opinion in its entirety in the Proxy Statement/Prospectus, so long as such inclusion is in form and substance reasonably satisfactory to Snyder and its counsel.

                (b) The affirmative vote of stockholders of the Company required for approval and adoption of this Agreement and the Merger is and will be no greater than a majority of the outstanding shares of Company Common Stock and no other vote of any holder of the Company's securities is required for the approval and adoption of this Agreement or the Merger.

        2.11    Taxes.

                (a) Except as would not have a Company Material Adverse Effect, the Company and the Company Subsidiaries have timely filed all federal, state, local, and other tax returns and reports required to be filed on or before the Effective Time by the Company and each Company Subsidiary under applicable Laws and have paid all required taxes (including any additions to taxes, penalties and interest related thereto) due and payable on or before the date hereof and all such tax returns and reports were true, complete and correct. The Company and the Company Subsidiaries have withheld and paid over all taxes required to have been withheld and paid over, and complied in all material respects with all information reporting and backup withholding requirements, including the maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor or other third party. There are no material encumbrances on any of the assets, rights or properties of the Company or any Company Subsidiary with respect to taxes, other than liens for taxes not yet due and payable or for taxes that the Company or a Company Subsidiary is contesting in good faith through appropriate proceedings. The Company is not a party to any tax sharing agreements, other than agreements between the Company and the Company Subsidiaries.

                (b) Except as set forth on Section 2.11(b) of the Company Disclosure Letter, no audit of the tax returns of the Company or any Company Subsidiary is pending or, to the knowledge of the Company, threatened. No deficiencies have been asserted against the Company or any Company Subsidiary as a result of examinations by any state, local, federal or foreign taxing authority and no issue has been raised, either to the knowledge of the Company or in writing, by any examination conducted by any state, local, federal or foreign taxing authority that, by application of the same principles, might result in a proposed deficiency for any other period not so examined. Neither the Company nor any Company Subsidiary is subject to any private letter ruling of the Internal Revenue Service or comparable rulings of other tax authorities that will be binding on the Company or any Company Subsidiary with respect to any period following the Closing Date.

                (c) There are no agreements, waivers of statutes of limitations, or other arrangements providing for extensions of time in respect of the assessment or collection of any unpaid taxes against the Company or any Company Subsidiary. The Company and each Company Subsidiary have disclosed on their federal income tax returns all positions taken therein that could, if not so disclosed, give rise to a substantial understatement penalty within the meaning of Section 6662 of the Code. Except as set forth on Section 2.11(c) of the Company Disclosure Letter, the Company is not a party to any arrangement that constitutes a partnership for purposes of subchapter K of Chapter 1 of Subtitle A of the Code. The Company has properly identified any transactions that qualify as hedges under Treasury Regulation Section 1.1221-2 as hedges under Treasury Regulation Section 1.1221-2(f).

                (d) Neither the Company nor any Company Subsidiary is a party to any safe harbor lease within the meaning of Section 168(f)(8) of the Code, as in effect prior to amendment by The Tax Equity and Fiscal Responsibility Act of 1982. None of the property owned by the Company nor a Company Subsidiary is "tax-exempt use property" within the meaning of Section 168(h) of the Code. Neither the Company nor any Company Subsidiary is required to make any adjustment under Code Section 481(a) by reason of a change in accounting method or otherwise except possibly by reason of the Merger. Neither the Company nor any Company Subsidiary has been a member of an affiliated group of corporations filing a consolidated federal income tax return (other than a group the common parent of which was the Company) or has any liability for the taxes of another person (other than the Company or any Company Subsidiary) arising pursuant to Treasury Regulation
Section 1.1502-6 or analogous provision of state, local or foreign Law, or as a transferee or successor, or by contract, tax sharing agreement, tax indemnification agreement, or otherwise. Neither the Company nor any Company Subsidiary has filed a consent under Section 341(f) of the Code with respect to the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has been a party to any distribution occurring during the two year period prior to the date of this Agreement in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied, except for distributions occurring among members of the same group of affiliated corporations filing a consolidated federal income tax return.

                (e) The Company has not taken, or agreed to take any action, and has no knowledge of any condition, that would prevent the Merger from qualifying as a reorganization described in Section 368(a) of the Code.

        2.12 Environmental. Except for such matters that are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect and except as set forth on Section 2.12 of the Company Disclosure
Letter:

                (a) To the knowledge of the Company, there is no condition existing on any real property or other asset previously or currently owned, leased or operated by the Company or any Company Subsidiary or resulting from operations conducted thereon that would reasonably be expected to be subject to remediation obligations under Environmental Laws or give rise to any liability to the Company or any Company Subsidiary under Environmental Laws or constitute a violation of any Environmental Laws, and the Company and all Company Subsidiaries are otherwise in compliance, in all material respects, with all applicable Environmental Laws.

                (b) None of the Company and the Company Subsidiaries, no real property or other asset previously or currently owned, leased or operated by the Company or any Company Subsidiary, nor the operations previously or currently conducted thereon or in relation thereto by the Company or any Company Subsidiary, are, to the knowledge of the Company, subject to any pending or threatened action, suit, investigation, inquiry or proceeding relating to any Environmental Laws by or before any court or other governmental authority.

                (c) The Company has made available to Parent all material site assessments, compliance audits, and other similar studies in its possession, custody or control and prepared since October 1, 2000 relating to
(i) the environmental conditions on, under or about the properties or assets previously or currently owned, leased or operated by the Company, or any predecessor in interest thereto and (ii) any Hazardous Substances used, managed, handled, transported, treated, generated, stored, discharged, emitted, or otherwise released by the

Company or any other Person on, under, about or from any real property or other assets previously or currently owned, leased or operated by the Company;

                (d) The Company has not received any communication, whether from a governmental authority, citizen's group, employee or otherwise, alleging that it is liable under or not in compliance with any Environmental Law.

                (e) All material permits, notices and authorizations, if any, required under any Environmental Law to be obtained or filed in connection with the operation or use of any real property or other asset owned, leased or operated by the Company or any Company Subsidiary, including without limitation past or present treatment, storage, disposal or release of a Hazardous Substance or solid waste into the environment, have been duly obtained or filed, and the Company is in compliance in all material respects with the terms and conditions of all such permits, notices and authorizations.

                (f) Hazardous Substances have not been released, disposed of or arranged to be disposed of by the Company or any Company Subsidiary, in violation of, or in a manner or to a location that would reasonably be expected to give rise to a material liability under, or cause the Company to be subject to remediation obligations under, any Environmental Laws.

                (g) None of the Company and the Company Subsidiaries has assumed, contractually or, to the knowledge of the Company, by operation of Law, any liabilities or obligations of third parties under any Environmental Laws, except in connection with the acquisition of assets or entities associated therewith.

                (h) "Environmental Laws" means any federal, state and local health, safety and environmental laws, regulations, orders, permits, licenses, approvals, ordinances, rule of common law, and directives including without limitation the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act ("RCRA"), the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), the Occupational Health and Safety Act, the Toxic Substances Control Act, the Endangered Species Act, the Oil Pollution Act and any similar foreign, state or local law, and including without limitation all Laws relating to or governing the use, management, treatment, transport, generation, storage, discharge or disposal of Hazardous Substances.

                (i) "Hazardous Substance" means (i) any "hazardous substance," as defined by CERCLA, (ii) any "hazardous waste," as defined by RCRA, or (iii) any pollutant or contaminant or hazardous, dangerous or toxic chemical or material or any other substance including, but not limited to, asbestos, buried contaminants, regulated chemicals, flammable explosives, radioactive materials (including without limitation naturally occurring radioactive materials), polychlorinated biphenyls, natural gas, natural gas liquids, liquified natural gas, condensates, petroleum (including without limitation crude oil and petroleum products), including without limitation any Hazardous Substance regulated by, or that could result in the imposition of liability under, any Environmental Law or other applicable Law of any applicable governmental authority, all as amended.

        2.13 Compliance with Laws. The Company and the Company Subsidiaries are in compliance in all material respects with any applicable law, rule or regulation of any United States federal, state, local or foreign government or agency thereof (any such law, rule or regulation, a "Law") that materially affects the business, properties or assets of the Company and the Company Subsidiaries (including, without limitation, the Sarbanes-Oxley Act of 2002), and no notice, charge, claim, action or assertion has been received by the Company or any Company Subsidiary or, to the Company's knowledge, has been filed, commenced or threatened against the Company or any Company Subsidiary alleging any such violation, nor do reasonable grounds for any of the foregoing exist, that would be reasonably likely to have a Company Material Adverse Effect. All licenses, permits and approvals required under such Laws are in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect.

        2.14    Employment Matters. Neither the Company nor any Company
Subsidiary: (i) is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is any such contract or agreement presently being negotiated, nor, to the knowledge of the Company, is there, nor has there been in the last five years, a representation campaign respecting any of the employees of the Company or any of the Company Subsidiaries, and, to the knowledge of the Company, there are no campaigns being conducted to solicit cards from employees of Company or any of the Company Subsidiaries to authorize representation by any labor organization; (ii) is a party to, or bound by, any consent decree with, or citation by, any governmental agency relating to employees or employment practices which would reasonably be expected to have a Company Material Adverse Effect; or (iii) is the subject of any proceeding asserting that it has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization nor, as of the date of this Agreement, is there pending or, to the knowledge of the Company, threatened, any labor strike, dispute, walkout, work stoppage, slow-down or lockout involving the Company or any of the Company Subsidiaries which, with respect to any event described in this clause (iii), would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

        2.15 Rights Agreement. The Stockholder Rights Plan, adopted on April 21, 1994 and amended on December 31, 2002 (the "Rights Agreement"), and the rights granted thereunder (the "Rights"), expired as of September 30, 2004, and have no further force or effect. None of the parties hereto have or will have any obligations under the Rights Agreement or relating to the Rights.

        2.16 Oil and Gas Reserves. The Company has furnished to Parent the Company's estimate of Company's and Company Subsidiaries' oil and gas reserves as of September 30, 2004, as audited by Ralph E. Davis & Associates, Inc. ("Company Reserve Report"). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Company's knowledge, the factual, non-interpretive data on which the Company Reserve Report was based for purposes of estimating the oil and gas reserves set forth in the Company Reserve Report was accurate in all material respects.

        2.17 Certain Contracts and Arrangements. Neither the Company nor any of the Company Subsidiaries is a party to or bound by any agreement or other arrangement that limits or otherwise restricts the Company or any of its Subsidiaries or any of their respective affiliates or any successor thereto, or that would, after the Effective Time, to the knowledge of the Company, materially limit or restrict Subsidiary or the Surviving Company or any of their subsidiaries or any of their respective affiliates or any successor thereto, from engaging or competing in the oil and gas exploration and production business in any significant geographic area, except for joint ventures, area of mutual interest agreements entered into in connection with prospect reviews and similar arrangements entered into in the ordinary course of business. Neither the Company nor any Company Subsidiary is in breach or default under any contract filed or incorporated by reference as an exhibit to the Company's Annual Report on Form 10-K for the year ended September 30, 2004 nor, to the knowledge of the Company, is any other party to any such contract in breach or default thereunder, except such breach or default as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

        2.18    Financial and Commodity Hedging. Except as set forth on Section
2.18 of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries is a party to any hedging agreements or arrangements (including fixed price contracts, collars, swaps, caps, hedges and puts).

        2.19 Properties. Except as set forth on Section 2.19 of the Company Disclosure Letter, or except for goods and other property sold, used or otherwise disposed of since September 30, 2004 in the ordinary course of business, the Company and the Company Subsidiaries have good and defensible title to all oil and gas properties forming the basis for the reserves reflected in the Company Reserve Report as attributable to interests owned by the Company and the Company Subsidiaries, and to all other properties, interests in properties and assets, real and personal, reflected in the Company SEC Reports filed prior to the date of this Agreement as owned by the Company and the Company Subsidiaries, free and clear of any Liens, other than liens for taxes not yet due and payable and mechanic's, materialman's, supplier's, vendor's or similar liens arising in the ordinary course of business securing amounts that are not delinquent. The leases and other agreements pursuant to which the Company or any of the Company Subsidiaries leases or otherwise acquires or obtains operating rights affecting any real or personal property are, in all material respects, in good standing, valid and effective, and the rentals due by the Company or any Company Subsidiary to any lessor of any such oil and gas leases have been properly paid. No event has occurred or failed to occur which constitutes, or which, with giving of notice would constitute, a default, violation or breach under any material lease.

        2.20 Accounting Controls. The Company has devised and maintained systems of internal accounting controls sufficient to provide reasonable assurances, in the judgment of the Company Board, that (a) all material transactions are executed in accordance with management's general or specific authorization; (b) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with generally accepted accounting principals consistently applied with respect to any criteria applicable to such statements, (c) access to the material property and assets of the Company is permitted only in accordance with management's general or specific authorization; and (d) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

        2.21 Take-or-Pay Deliveries. Except as set forth on Section 2.21 of the Company Disclosure Letter, there are no calls on the Company's oil or gas production and the Company has no obligation to deliver oil or gas pursuant to any take-or-pay, prepayment or similar arrangement without receiving full payment therefor.

        2.22 Gas Imbalances. The Company does not have any imbalances in gas production that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

        2.23 Intellectual Property. The Company does not own any patents, patent applications, trademarks or trademark applications or copyrights or copyright applications ("Intellectual Property"). All accounting computer software used in the conduct of the Company's business is owned or licensed by Castle Exploration Co., Inc. and is made available to the Company under the Software Agreement with Oil & Gas Information Systems, Inc. No person or entity has notified the Company that its use of any Intellectual Property infringes on the rights of any person or entity. No claims are pending or, to the Company's knowledge, threatened that it is infringing upon the rights of any person or entity with regard to any intellectual property.

        2.24 GAMXX. Since September 30, 2004, neither the Company nor any of the Company Subsidiaries has incurred any liabilities or obligations of any nature, whether accrued, contingent or absolute or otherwise (including without limitation under royalty arrangements), relating to the Company's relationship with GAMXX Energy, Inc. and its affiliates, except for those arising in the ordinary course of business consistent with past practice and that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

        2.25 Investment Company. Neither the Company nor any Company Subsidiary is an "investment company" as defined in Section 3 of the federal Investment Company Act of 1940, as amended, and the rules and regulations thereunder.

        2.26 Texaco Settlement. The Settlement Agreement and Mutual Release, dated September 19, 2005, by and among Chevron Environmental Management Company, Chevron Environmental Service Company and Texaco Inc., and the Company, Indian Refining I Limited Partnership, Indian Refining & Marketing I Inc. and William
S. Sudhaus (the "Settlement Agreement"), whereby the Company agreed to make a cash payment to Chevron of $5.75 million, constitutes a complete release and indemnification of the Company for any and all environmental claims with respect to the Indian Refinery. The Settlement Agreement is a valid and binding obligation of the parties thereto, enforceable in accordance with its terms. The Company paid the settlement amount on October 26, 2005 and has no further liability relating to the Indian Refinery.

                                    ARTICLE 3
             REPRESENTATIONS AND WARRANTIES OF PARENT AND SUBSIDIARY

        Except as publicly disclosed by Parent Colorado in the Parent SEC Reports (as defined in Section 3.4(a)) filed with the SEC prior to the date of this Agreement, Parent and Subsidiary hereby represent and warrant to the Company as follows. "To the knowledge of Parent" and similar phrases mean the actual knowledge of the Chief Executive Officer and Chief Financial Officer of Parent, after due inquiry.

        3.1     Organization.

                (a) Each of Parent Delaware, Parent Colorado, Subsidiary and Parent Subsidiaries (as defined below) is duly organized, validly existing and in good standing under its jurisdiction of incorporation or formation. Each of Parent, Subsidiary and Parent Subsidiaries has the requisite corporate or limited liability company power and authority and any necessary governmental approvals to own, lease and operate its property and to carry on its business as now being conducted. Each of Parent, Subsidiary and Parent Subsidiaries is duly qualified and/or licensed, as may be required, and in good standing in each of the jurisdictions in which the nature of the business conducted by it or the character of the property owned, leased or used by it makes such qualification and/or licensing necessary, except in such jurisdictions where the failure to be so qualified and/or licensed would not, individually or in the aggregate, have a Parent Material Adverse Effect. A "Parent Material Adverse Effect" means any change, effect, fact, event, condition or development that would have or be reasonably likely to have a material adverse effect on (i) the condition (financial or otherwise), business, operations or assets of Parent and each corporation, partnership, joint venture or other legal entity of which Parent owns, directly or indirectly, 50% or more of the stock or other equity interests the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity (the "Parent Subsidiaries") considered as a single enterprise or (ii) the ability of Parent to consummate the transactions contemplated by this Agreement. Notwithstanding anything to the contrary herein, any change, effect, fact, event or condition which adversely affects the oil and gas exploration and production industry generally or which arises out of general economic conditions shall not be considered in determining whether a Parent Material Adverse Effect has occurred. The copies of the articles of incorporation, the articles of amendment thereto and the bylaws of Parent Colorado which are filed as exhibits to Parent Colorado's Annual Report on Form 10-K for the year ended June 30, 2004, are complete and correct copies of such documents as in effect on the date of this Agreement. The copies of the certificate of incorporation and bylaws of Parent Delaware previously provided to the Company are complete and correct copies of such documents as in effect on the date of this Agreement.

                (b) All the outstanding shares of capital stock of, or other equity interests in, each Parent Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by Parent, free of all Liens and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). Neither Parent nor any of the Parent Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any other person that is or would reasonably be expected to be material to Parent and the Parent Subsidiaries considered as a single entity.

        3.2     Capital Stock.

                (a) As of September 30, 2005, the authorized capital stock of Parent Colorado consists of 300,000,000 shares of Parent Colorado Common Stock, of which 47,683,000 are issued and outstanding and 3,000,000 shares of Preferred Stock, none of which are issued and outstanding. All such shares of Parent Colorado Common Stock and Preferred Stock have been duly authorized, validly issued, and are fully paid and non-assessable and free of preemptive rights. Parent Colorado has not, subsequent to June 30, 2005, declared or paid any dividend, or declared or made any distribution on, or authorized the creation or issuance of, or issued, or authorized or effected any split-up or any other recapitalization of, any of its capital stock, or directly or indirectly redeemed, purchased or otherwise acquired any of its outstanding capital stock. Parent Colorado has not heretofore agreed to take any such action, and there are no outstanding contractual obligations of Parent Colorado to repurchase, redeem or otherwise acquire any outstanding shares of capital stock of Parent Colorado.

                (b) As of the date hereof, the authorized capital stock of Parent Delaware consists of 300,000,000 shares of Parent Delaware Common Stock, of which 100 are issued and outstanding and owned of record and beneficially by Parent Colorado and 3,000,000 shares of Preferred Stock, none of which are issued and outstanding. All such shares of Parent Delaware Common Stock and Preferred Stock have been duly authorized, validly issued, and are fully paid and non-assessable and free of preemptive rights. Parent Delaware has not declared or paid any dividend, or declared or made any distribution on, or authorized the creation or issuance of, or issued, or authorized or effected any split-up or any other recapitalization of, any of its capital stock, or directly or indirectly redeemed, purchased or otherwise acquired any of its outstanding capital stock. Parent Delaware has not heretofore agreed to take any such action, and there are no outstanding contractual obligations of Parent Delaware to repurchase, redeem or otherwise acquire any outstanding shares of capital stock of Parent Delaware.

                (c) As of September 30, 2005, there were 3,399,910 outstanding options to subscribe for, purchase or acquire from Parent or any Parent Subsidiary capital stock of Parent or securities convertible into or exchangeable for capital stock of Parent. Under Parent's 2004 Incentive Plan, 1,034,700 options and 179,680 shares of restricted shares have been granted, and 494,620 incentive plan awards remained available. There are no other options, warrants or rights of Parent or Parent Subsidiary and there are no SARs attached to any options, warrants or rights of Parent or Parent Subsidiary.

                (d) Except as otherwise described in this Section 3.2(d) or as described in Section 3.2(c) above, none of Parent nor any of the Parent Subsidiaries has or is subject to or bound by any outstanding option, warrant, call, subscription or other right (including any preemptive or similar right), agreement, arrangement or commitment which (i) obligates Parent, Subsidiary or any Parent Subsidiary to issue, sell or transfer, or repurchase, redeem or otherwise acquire, any shares of the capital stock or other equity interests of Parent, Subsidiary or any Parent Subsidiary, (ii) restricts the transfer of more than 5% of the shares of capital stock of Parent, Subsidiary or any Parent Subsidiary, or (iii) relates to the holding, voting or disposition of more than 5% of the shares of capital stock or membership units of Parent, Subsidiary or any Parent Subsidiary, as applicable. No bonds, debentures, notes or other indebtedness of Parent, Subsidiary or any of the Parent Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the stockholders or members, as applicable, of Parent, Subsidiary or any of the Parent Subsidiaries may vote are issued or outstanding.

                (e) The authorized membership units of Subsidiary and the issued and outstanding membership units of Subsidiary as of the date hereof are, and as of the Effective Time will be wholly owned by Parent, except as otherwise contemplated by this Agreement. The shares of Parent Common Stock to be issued in the Merger and the Reincorporation Merger will be duly authorized by all necessary corporate action on the part of Parent and when issued in accordance with the terms hereof will be validly issued, fully paid, non-assessable and free of preemptive rights.

        3.3     Authority Relative to this Agreement.

                (a) Each of Parent and Subsidiary has the requisite corporate or limited liability power to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by Parent and Subsidiary, the performance by Parent and Subsidiary of their respective obligations hereunder and the consummation by Parent and Subsidiary of the transactions contemplated herein have been duly authorized by the respective boards of directors or managers of Parent and Subsidiary, and no other corporate or limited liability company proceedings on the part of Parent or Subsidiary or any of the Parent Subsidiaries are necessary to authorize the execution and delivery of this Agreement, the performance by Parent and Subsidiary of their respective obligations hereunder and the consummation by Parent and Subsidiary of the transactions contemplated hereby except for the approval of Parent Colorado stockholders as contemplated by Section 5.1(b). This Agreement has been duly executed and delivered by Parent and Subsidiary and constitutes a valid and binding obligation of Parent and Subsidiary, enforceable in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization or other Laws affecting the enforcement of creditors' rights generally or by general equitable principles. Parent Colorado, as the sole member of Subsidiary, has approved this Agreement, the Merger and the Reincorporation Merger. Parent Colorado, as the sole stockholder of Parent Delaware, has approved this Agreement, the Merger and the Reincorporation Merger.

                (b) Neither the execution and delivery of this Agreement by Parent or Subsidiary, nor the consummation by Parent or Subsidiary of the transactions contemplated herein nor compliance by Parent and Subsidiary with any of the provisions hereof will (i) conflict with or result in any breach of the organizational documents of Parent, Subsidiary or any of the Parent Subsidiaries or (ii) result in a violation or breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination, or cancellation, of, or accelerate the performance or increase the fees required by, or result in a right of termination, amendment or acceleration under, a right to require redemption or repurchase of or otherwise "put" securities, or the loss of a material benefit under or result in the creation of any Lien upon any of the properties or assets of Parent or any of the Parent Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, lease, agreement or other instrument or obligation of any kind to which Parent or any of the Parent Subsidiaries is a party or by which

Parent or any of the Parent Subsidiaries or any of their respective properties or assets may be bound or (iii) subject to compliance with the statutes and regulations referred to in subsection (c) below, violate any Order applicable to Parent or any of the Parent Subsidiaries or any of their respective properties or assets other than any such event described in items (ii) or (iii) which would not (x) prevent the consummation of the transactions contemplated hereby or (y) have a Parent Material Adverse Effect. No approval of Parent's stockholders is required to approve the Merger or this Agreement or the transactions contemplated herein, other than the Reincorporation Merger.

                (c) Except for compliance with the provisions of DGCL, CBCA, the '33 Act, the '34 Act and the "blue sky" laws of various states and foreign laws, no action by any governmental authority is necessary for Parent's or Subsidiary's execution and delivery of this Agreement or the consummation by Parent or Subsidiary of the transactions contemplated hereby except where the failure to obtain or take such action would not have a Parent Material Adverse Effect.

        3.4     SEC Reports and Financial Statements.

                (a) Since June 30, 2003, Parent Colorado has filed with the SEC all forms, reports, schedules, registration statements, definitive proxy statements and other documents (the "Parent SEC Reports") required to be filed by Parent Colorado with the SEC. As of their respective dates and, if amended or superseded by a subsequent filing prior to the date of this Agreement or the Effective Time, then as of the date of such filing, the Parent SEC Reports, including, without limitation, any financial statements or schedules included therein, complied or will comply in all material respects with the requirements of the '33 Act, the '34 Act and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Reports, and none of Parent SEC Reports contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

                (b) The audited and unaudited financial statements (including, in each case, any related notes and schedules thereto) (collectively, the "Parent Financial Statements") of Parent Colorado contained in Parent SEC Reports have been prepared from the books and records of Parent Colorado and its consolidated subsidiaries, and the Parent Financial Statements present fairly in all material respects the consolidated financial position and the consolidated results of operations and cash flows of Parent Colorado and its consolidated subsidiaries as of the dates thereof or for the periods presented therein in conformity with GAAP applied on a consistent basis during the periods involved (except as otherwise noted therein, including the related notes, and subject, in the case of quarterly financial statements, to normal and recurring year-end adjustments in the ordinary course of business and that have not been and are not expected to be material in amount).

        3.5 Litigation. There is no suit, action or legal, administrative, arbitration or other proceeding or governmental investigation (the "Parent Cases") or Order pending or, to the knowledge of Parent, threatened against Parent or any of the Parent Subsidiaries, considered individually or in the aggregate, that is reasonably likely to have a Parent Material Adverse

Effect nor is there any judgment, decree, injunction, rule or order of any court or other governmental entity or arbitrator outstanding against Parent or any of the Parent Subsidiaries having, or which considered individually or in the aggregate, is reasonably likely to have a Parent Material Adverse Effect.

        3.6 Disclosure in Proxy Statement. No information supplied by Parent, Subsidiary or any Parent Subsidiary for inclusion in the Proxy Statement/Prospectus shall, at the date the Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to shareholders and at the time of the Shareholders' Meeting and at the Effective Time, be false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies at the Shareholders' Meeting which has become false or misleading. No information supplied by Parent, Subsidiary or any Parent Subsidiary for inclusion in the S-4 with respect to the issuance of Parent Common Stock in the Merger will, at the time the S-4 becomes effective under the '33 Act, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein not misleading. The portions of the Proxy Statement/Prospectus and S-4 supplied by Parent, Subsidiary or any Parent Subsidiary (whether by inclusion or by incorporation by reference therein) will comply as to form in all material respects with the requirements of the '33 Act and the '34 Act and the rules and regulations of the SEC thereunder. Notwithstanding the foregoing, none of Parent, Subsidiary or any Parent Subsidiary make any representation or warranty with respect to any information supplied by the Company which is contained in any of the foregoing documents.

        3.7 Broker's or Finder's Fees. Except for Lehman Brothers Inc. ("Lehman"), whose fees and expenses will be paid by Parent in accordance with Parent's agreement with Lehman, no agent, broker, person or firm acting on behalf of Parent or under its authority is or will be entitled to any advisory, commission or broker's or finder's fee from any of the parties hereto in connection with any of the transactions contemplated herein.

        3.8 Parent Not An Interested Stockholder. As of the date hereof, neither Parent nor any of its affiliates is, with respect to the Company, an "interested stockholder" as such term is defined in Section 203 of the DGCL.

        3.9 Oil and Gas Reserves. Parent has furnished to the Company Parent's estimate of Parent's and Parent Subsidiaries' oil and gas reserves as of June 30, 2005, as audited by Ralph E. Davis Associates, Inc., with respect to onshore reserves, and Mannon Associates, with respect to offshore reserves (together, the "Parent Reserve Reports"). Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, to Parent's knowledge, the factual, non-interpretive data on which the Parent Reserve Reports was based for purposes of estimating the oil and gas reserves set forth in the Parent Reserve Reports was accurate in all material respects.

        3.10 Certain Contracts and Arrangements. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, neither Parent nor any Parent Subsidiary is in breach or default under any indebtedness for borrowed money.

                                    ARTICLE 4
                     CONDUCT OF BUSINESS PENDING THE MERGER

        4.1 Conduct of Business by the Company Pending the Merger. The Company covenants and agrees that, prior to the Effective Time, unless Parent shall otherwise agree in writing (which agreement shall not be unreasonably withheld) or except in connection with the transactions contemplated by this
Agreement:

                (a) Except as set forth in Section 4.1 of the Company Disclosure Letter, the businesses of the Company and the Company Subsidiaries shall be conducted only in the ordinary and usual course of business and consistent with past practices, and the Company and the Company Subsidiaries shall use all reasonable efforts to maintain and preserve intact their respective business organizations, to maintain beneficial business relationships and good will with suppliers, contractors, distributors, customers, licensors, licensees and others having business relationships with it and keep available the services of its current key officers and employees; and

                (b) Without limiting the generality of the foregoing Section 4.1(a), except as set forth in Section 4.1 of the Company Disclosure Letter, the Company shall not directly or indirectly, and shall not permit any of the Company Subsidiaries to, do any of the following:

                        (i) acquire, sell, encumber, lease, transfer or dispose of any assets, rights or securities that are material to the Company and the Company Subsidiaries or terminate, cancel, materially modify or enter into any material commitment, transaction, line of business or other agreement, in each case other than in the ordinary course of business consistent with past practice or acquire by merging or consolidating with or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business, corporation, partnership, association or other business organization or division thereof;

                        (ii) amend or propose to amend its certificate of incorporation or bylaws or, in the case of the Company Subsidiaries, their respective constituent documents;

                        (iii) split, combine or reclassify any outstanding shares of, or interests in, its capital stock;

                        (iv) declare, set aside or pay any dividend or distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

                        (v) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any shares of its capital stock or any options, warrants or rights to acquire capital stock of the Company;

                        (vi) issue, sell, pledge, dispose of or encumber, or authorize, propose or agree to the issuance, sale, pledge or disposition or encumbrance by the Company or any of the Company Subsidiaries of, any shares of, or any options, warrants or rights of any kind to acquire any shares of, or any securities convertible into or exchangeable for any shares of, its capital stock of any class, or any other securities in respect of, in lieu of, or in substitution for any class of its capital stock outstanding on the date hereof, other than issuances of common stock upon exercise of any Company Stock Options outstanding on the date hereof;

                        (vii) modify the terms of any existing indebtedness for borrowed money or incur any indebtedness for borrowed money or issue any debt securities;

                        (viii) assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other person, or make any loans or advances;

                        (ix) authorize, recommend or propose any change in its capitalization;

                        (x) take any action with respect to the grant of or increase in any severance or termination pay involving a payment of more than $2,075,000 in the aggregate (when combined with any payments permitted by Section 4.1(b)(xi));

                        (xi) adopt or establish any new employee benefit plan or amend in any material respect any employee benefit plan or, other than in the ordinary course of business consistent with past practice, increase the compensation or fringe benefits of any employee (except as required by any existing employee benefit plans or employment agreements or applicable Law) or pay any material benefit not required by any existing employee benefit plan involving a payment of more than $2,075,000 in the aggregate (when combined with any payments permitted by Section 4.1(b)(x));

                        (xii) other than in the ordinary course of business consistent with past practice, enter into or amend in any material respect (other than as required by existing employee benefit plans or employment agreements or by applicable Law) any employment, consulting, severance or indemnification agreement entered into or made by the Company or any of the Company Subsidiaries with any of their respective directors, officers, agents, consultants or employees, or any collective bargaining agreement or other obligation to any labor organization or employee incurred or entered into by the Company or any of the Company Subsidiaries (other than as required by existing employee benefit plans or employment agreements or by applicable Law);

                        (xiii) settle or compromise any liability for taxes, other than in the ordinary course of business;

                        (xiv) make or commit to make capital expenditures in excess of $50,000, except for emergency action in the face of risk to life, property or the environment;

                        (xv) make any material changes in tax accounting methods except as required by GAAP or applicable Law;

                        (xvi) other than in the ordinary course of business, pay or discharge any claims, liens or liabilities involving more than $25,000 individually or $100,000 in the aggregate, which are not reserved for on the balance sheet included in the Company Financial Statements;

                        (xvii) write off any accounts or notes receivable in excess of $25,000 except in the ordinary course of business;

                        (xviii) knowingly take, or agree to commit to take, any action that would or is reasonably likely to result in any of the conditions to the Merger not being satisfied, or would make any representation or warranty of the Company contained herein inaccurate in any material respect at, or as of any time prior to, the Effective Time, or that would materially impair the ability of the Company, Parent, Subsidiary or the holders of shares of Company Common Stock to consummate the Merger in accordance with the terms hereof or materially delay such consummation; or

                        (xix) take any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or

                        (xx) enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing.

        4.2 Conduct of Business of Parent. Except as contemplated by this Agreement, during the period from the date hereof to the Effective Time or earlier termination of this Agreement, neither Parent nor any of its subsidiaries (including Subsidiary), without the prior written consent of the Company (which consent will not unreasonably be withheld), shall:

                (a) adopt or propose to adopt any amendments to its constituent documents, other than relating to the Reincorporation Merger, and other than amendments which would not have a material adverse effect on the consummation of the transactions contemplated by this Agreement;

                (b) take any action that would or is reasonably likely to prevent or impede the Merger and the Reincorporation Merger from each qualifying as a reorganization described in Section 368(a) of the Code;

                (c) with respect to Parent only, split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, make any other actual, constructive or deemed distribution in respect of its capital stock or otherwise make any payments to stockholders in their capacity as such;

                (d) adopt a plan of complete or partial liquidation or dissolution of Parent;

                (e) knowingly take, or agree to commit to take, any action that would or is reasonably likely to result in any of the conditions to the Merger not being satisfied, or would make any representation or warranty of Parent or Subsidiary contained herein inaccurate in a manner that would be reasonably likely to have a Parent Material Adverse Effect at, or as of any time prior to, the Effective Time, or that would materially impair the ability of the Company,

Parent, Subsidiary or the holders of shares of Parent Common Stock to consummate the Merger in accordance with the terms hereof or materially delay such consummation; or

                (f) take or agree in writing or otherwise to take any of the actions precluded by Sections 4.2(a) through 4.2(e).

                                    ARTICLE 5
                              ADDITIONAL AGREEMENTS

        5.1     Shareholders' Meeting.

                (a) The Company, acting through its board of directors, shall, in accordance with applicable Law and the Company's certificate of incorporation and bylaws, (i) duly call, give notice of, convene and hold a meeting of its shareholders as soon as practicable following the date hereof for the purpose of considering and taking action on this Agreement and the transactions contemplated hereby (the "Shareholders' Meeting") and (ii) subject to its fiduciary duties under applicable Law after consultation with outside counsel, (A) include in the Proxy Statement/Prospectus (as defined in Section 2.7) the unanimous recommendation of the directors entitled to vote that the shareholders of the Company vote in favor of the approval and adoption of this Agreement and the transactions contemplated hereby and (B) use its reasonable best efforts to obtain the necessary approval and adoption of this Agreement and the transactions contemplated hereby by its shareholders. Notwithstanding the Company's failure to include the recommendation contemplated by clause (A) of the preceding sentence (in the circumstances permitted thereby), unless this Agreement shall have been terminated pursuant to Section 7.1, the Company shall submit this Agreement to its stockholders at the Shareholders' Meeting for the purpose of adopting this Agreement and nothing contained herein shall be deemed to relieve the Company of such obligation.

                (b) Parent Colorado, acting through its board of directors, shall, in accordance with applicable Law and the Company's articles of incorporation and bylaws, (i) duly call, give notice of, convene and hold a meeting of its shareholders as soon as practicable following the date hereof for the purpose of considering and taking action on the Reincorporation Merger and the transactions contemplated thereby (the "Parent Colorado Shareholders' Meeting") and (ii) subject to its fiduciary duties under applicable Law after consultation with outside counsel, (A) include in its proxy statement the unanimous recommendation of the board of directors that the shareholders of Parent Colorado vote in favor of the approval and adoption of the Reincorporation Merger and the transactions contemplated thereby and (B) use its reasonable best efforts to obtain the necessary approval and adoption of the Reincorporation Merger and the transactions contemplated hereby by its shareholders. Notwithstanding the foregoing, it is expressly understood that the Parent Colorado Stockholders Meeting and the approval of the Reincorporation Merger are not conditions to the consummation of the Merger.

        5.2     Registration Statement.

                (a) As soon as practicable following the date hereof, Parent shall prepare and file with the SEC a registration statement on Form S-4 to register under the Securities Act the Parent Common Stock to be issued pursuant to the Merger (the "S-4"). The Proxy

Statement/Prospectus will be included as a prospectus in and will constitute part of the S-4 as Subsidiary's prospectus. Parent, the Company and Subsidiary shall use their reasonable best efforts to have the S-4 declared effective under the '33 Act as promptly as practicable after such filing. Parent, Subsidiary and the Company will cooperate with each other in the preparation of the Proxy Statement/Prospectus and the S-4; without limiting the generality of the foregoing, Parent and Subsidiary, on the one hand, and the Company, on the other hand, will furnish to each other the information relating to the party furnishing such information required by the '34 Act to be set forth in the Proxy Statement/Prospectus and the S-4, and Company and its counsel shall be given the opportunity to review and comment on the Proxy Statement/Prospectus and the S-4 prior to the filing thereof with the SEC. Parent, Subsidiary and the Company each agree to use its reasonable best efforts, after consultation with the other parties hereto, to respond promptly to any comments made by the SEC with respect to the Proxy Statement/Prospectus and the S-4. The Company will use its reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to its stockholders as promptly as practicable after the S-4 is declared effective under the '33 Act. No representation, covenant or agreement is made by any party hereto with respect to information supplied by any other party for inclusion in the S-4.

                (b) As soon as practicable after the date hereof, the Company, Parent and Subsidiary shall promptly and properly prepare and file any other schedules, statements, reports, or other documents required under the '34 Act (if any) or any other federal or state securities Laws relating to the Merger and the transactions contemplated herein (the "Other Filings"). Each party shall notify the others promptly of the receipt by such party of any comments or requests for additional information from any governmental official with respect to any Other Filing made by such party and will supply the others with copies of all correspondence between such party and its representatives, on the one hand, and the appropriate government official, on the other hand, with respect to the Other Filings made by such party. Each of the Company, Parent and Subsidiary shall use reasonable efforts to obtain and furnish the information required to be included in the Proxy Statement/Prospectus and any Other Filing and, after consultation with the other, to respond promptly to any comments made by any governmental official with respect to any Other Filing.

        5.3     Employee Benefit Matters.

                (a) The Company and the Company Subsidiaries shall: (i) terminate all employees of the Company and the Company Subsidiaries prior to Closing; (ii) terminate all Employee Benefit Plans prior to Closing; (iii) pay all wages and other employee expenses that are accrued and payable as of Closing; (iv) pay any other payments set forth on Section 2.9(j) of the Company Disclosure Letter; and (v) pay the projected cost of COBRA, or the state equivalent, for M&A Qualified Beneficiaries.

                (b) Prior to Closing the Company shall amend, if necessary, the Castle Energy Corporation 401(k) Profit Sharing Plan ("Company's 401(k)") to comply with current law, if applicable, and, if applicable, make a submission to the Internal Revenue Service under the Employee Plans Compliance Resolution System, Voluntary Correction Program, for failure to amend the Company's 401(k) in a timely manner. The Company shall promptly provide the Parent with a copy of any submission to the Internal Revenue Service.

                (c) The Parent will assume liability under any Employee Benefit Plan for claims under Section 4980B of the Code with respect to M&A Qualified Beneficiaries, as defined under Section 54.4980B-9 of the Treasury Regulations or with respect to any applicable state group health plan continuation coverage statutes. Notwithstanding the forgoing, in the event that
Section 4980B of the Code or an applicable state group health plan continuation coverage statute does not apply, the Parent agrees to provide continuation coverage that would otherwise comply with the terms of Section 4980B of the Code to any former employee of the Company and the Company Subsidiaries who meets the M&A Qualified Beneficiary definition set forth above under the Parent's Employee Benefit Plans.

        5.4 Consents and Approvals. The Company, Parent and Subsidiary shall cooperate with each other and (a) promptly prepare and file all necessary documentation, (b) effect all necessary applications, notices, petitions and filings and execute all agreements and documents, (c) use all reasonable efforts to obtain all necessary permits, consents, approvals and authorizations of all governmental bodies and (d) use all reasonable efforts to obtain all necessary permits, consents, approvals and authorizations of all other parties, in the case of each of the foregoing clauses (a), (b), (c) and (d), necessary or advisable to consummate the transactions contemplated by this Agreement or required by the terms of any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument to which the Company, Subsidiary, Parent or any of their respective subsidiaries is a party or by which any of them is bound; provided, however, that (i) no note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument shall be amended or modified to increase materially the amount payable thereunder or to be otherwise materially more burdensome to the Company and the Company Subsidiaries considered as one enterprise in order to obtain any permit, consent, approval or authorization without first obtaining the written approval of Parent and (ii) without the prior consent of Parent, no such actions or things shall be done to the extent they would, individually or in the aggregate, reasonably be expected to have a Subsidiary Material Adverse Effect (after giving effect to the Merger); and provided, further, that in the event of any action by or inquiry (formal or informal) of any governmental agency or third party related to or based upon matters associated with the Company's representation in Section 2.25, Parent and Subsidiary shall be entitled to take (or not take) any action they deem necessary or advisable in their sole, unfettered discretion, including that set forth in Section 7.1(d)(v); provided, however, that Parent shall not take any affirmative action that would detrimentally affect the Company with respect to such matter. A "Subsidiary Material Adverse Effect" means any change, effect, fact, event, condition or development that would have or be reasonably likely to have a material adverse effect on the condition (financial or otherwise), business, operations or assets of Subsidiary and the direct and indirect subsidiaries of Subsidiary considered as a single enterprise following the Merger. The Company shall have the right to review and approve in advance all characterizations of the information relating to the Company; Parent shall have the right to review and approve in advance all characterizations of the information relating to Parent or Subsidiary; and each of the Company and Parent shall have the right to review and approve in advance all characterizations of the information relating to the transactions contemplated by this Agreement, in each case which appear in any filing (including, without limitation, the Proxy Statement/Prospectus) made in connection with the transactions contemplated hereby. The Company, Parent and Subsidiary agree that they will consult with each other with respect to the obtaining of all such necessary permits, consents, approvals and authorizations of all third parties and governmental bodies.

        5.5 Public Statements. The Company, Parent and Subsidiary shall consult with each other prior to issuing any public announcement, statement or other disclosure with respect to this Agreement or the transactions contemplated herein and shall not issue any such public announcement or statement prior to such consultation, except as may be required by Law or any listing agreement with a national securities exchange or trading market and each party will use commercially reasonable efforts to provide copies of such release or other announcement to the other party hereto, and give due consideration to such comments as such other party may have, prior to such press release or other announcement.

        5.6 Reasonable Best Efforts. Subject to the terms and conditions herein provided, each of the Company, Parent and Subsidiary agrees to use reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement, including but not limited to obtaining all consents, approvals and authorizations required for or in connection with the consummation by the parties hereto of the transactions contemplated by this Agreement, provided, however, that the parties shall not be required to contest any legislative, administrative or judicial action or seek to have vacated, lifted, reversed or overturned, any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the transactions contemplated by this Agreement or pay any material amounts to obtain any consent, approval or authorization. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, Parent and/or the Surviving Company shall cause the proper officers and directors of the Company, Parent and Subsidiary to take all such action. In the event any litigation is commenced by any person involving the Company, Parent or Subsidiary and relating to the transactions contemplated by this Agreement, including any other Takeover Proposal (as defined in Section 5.9(c)), the Company, Parent or Subsidiary shall have the right, at its own expense, to participate therein.

        5.7 Notification of Certain Matters. Each of the Company, Parent and Subsidiary agrees to give prompt notice to each other of, and to use their respective reasonable best efforts to prevent or promptly remedy, (i) the occurrence or failure to occur, or the impending or threatened occurrence or failure to occur, of any event which occurrence or failure to occur would be likely to cause any of its representations or warranties in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof through the Effective Time and (ii) any material failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.7 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

        5.8     Access to Information; Confidentiality.

                (a) The Company shall, and shall cause the Company Subsidiaries and the officers, directors, employees and agents of the Company and the Company Subsidiaries to, afford the officers, employees and agents of Parent and Subsidiary reasonable access at all reasonable times from the date hereof through the Effective Time to its officers, employees, agents, properties, facilities, books, records, contracts and other assets and shall furnish Parent and Subsidiary all financial, operating and other data and information as Parent and Subsidiary through their officers, employees or agents, may reasonably request. Parent and Subsidiary shall have the right to make such due diligence investigations as Parent and Subsidiary shall deem necessary or reasonable. No additional investigations or disclosures shall affect the Company's representations and warranties contained herein, or limit or otherwise affect the remedies available to Parent pursuant to this Agreement.

                (b) Parent and Subsidiary shall, and Parent shall cause officers of Parent to, afford the officers and directors of the Company complete access at all reasonable times from the date hereof through the Effective Time to its and its subsidiaries' officers, properties, facilities, books, records and contracts and shall furnish the Company all financial, operating and other data and information as the Company through its officers, employees or agents, may reasonably request. The Company shall have the right to make such reasonable due diligence investigations as the Company shall deem necessary or reasonable. No additional investigations or disclosures shall affect Parent's or Subsidiary's representations and warranties contained herein, or limit or otherwise affect the remedies available to the Company pursuant to this Agreement.

                (c) The provisions of the confidentiality agreements between Parent and the Company (the "Confidentiality Agreements") shall remain in full force and effect in accordance with their respective terms.

        5.9     No Solicitation.

                (a) From the date hereof until termination of this Agreement, the Company agrees that it shall not, nor shall it permit any of the Company Subsidiaries to, nor shall it authorize or permit any officer, director or employee of, or any investment banker, attorney or other advisor or representative of, the Company or any of the Company Subsidiaries, directly or indirectly, to (i) solicit, initiate, or encourage any inquiries relating to, or the submission of, any Takeover Proposal (as hereinafter defined), (ii) approve or recommend any Takeover Proposal, accept any Takeover Proposal or enter into any letter of intent, agreement in principle or agreement with respect to any Takeover Proposal (or resolve to or publicly propose to do any of the foregoing) or (iii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, however, that (x) nothing contained in subclauses (ii) or (iii) above shall prohibit the Company or its board of directors from taking and disclosing to the Company's stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the '34 Act, provided that the board of directors of the Company shall not recommend that the stockholders of the Company tender their Company Common Stock in connection with any such tender or exchange offer unless the board of directors shall have determined in good faith, after consultation with its financial advisors and outside counsel, that failing to take such action would reasonably be expected to constitute a breach of the fiduciary duties of the board of directors and that the relevant Takeover Proposal is a Superior Proposal (as defined below) and (y) prior to the Shareholders' Meeting, if the Company receives an unsolicited bona fide written Takeover Proposal from a third party that the board of directors of the Company determines in good faith (after receiving the advice of a financial adviser of nationally or regionally recognized reputation) is reasonably likely to be a Superior Proposal, the Company and its representatives may conduct such discussions or provide such information as the board of directors of the Company shall determine, but only if, prior to such provision of information or conduct of such discussions, (A) such third party shall have entered into a confidentiality agreement not materially less favorable to the Company than the Confidentiality Agreement (and containing additional provisions that expressly permit the Company to comply with the provisions of this Section 5.9) and (B) the board of directors of the Company determines in its good faith judgment, after consultation with outside counsel, that it is required to do so in order to comply with its fiduciary duties. The Company shall promptly notify Parent in the event it receives any Takeover Proposal, including the identity of the party submitting such proposal.

                (b) The Company shall promptly (but in no event later than 24 hours after receipt) notify Parent of the material terms, conditions and other aspects of any inquiries, proposals or offers with respect to, or which could reasonably be expected to lead to, a Takeover Proposal, and of any modifications or revisions to the terms of any Takeover Proposal.

                (c) For purposes of this Agreement, "Takeover Proposal" means any proposal or offer (whether or not in writing and whether or not delivered to the stockholders of the Company generally) for a merger or other business combination, reorganization, share exchange, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of the Company Subsidiaries or to acquire in any manner (including by tender or exchange offer), directly or indirectly, a 50% or more equity interest in, any voting securities of, or assets (including equity interests in other entities) of the Company and the Company Subsidiaries having an aggregate value equal to 50% or more of the Company's consolidated net asset value, other than the transactions contemplated by this Agreement. For purposes of this Agreement, "Superior Proposal" means any unsolicited bona fide written Takeover Proposal which (i) contemplates (A) a merger or other business combination, reorganization, share exchange, recapitalization, liquidation, dissolution, tender offer, exchange offer or similar transaction involving the Company as a result of which the Company's stockholders prior to such transaction in the aggregate cease to own at least 50% of the voting securities of the ultimate parent entity resulting from such transaction or (B) a sale, lease, exchange, transfer or other disposition (including, without limitation, a contribution to a joint venture) of at least 50% of the value of the net assets of the Company and the Company Subsidiaries, taken as a whole, and (ii) is on terms which the board of directors of the Company determines (after consultation with its financial advisor and outside counsel), taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, (A) would, if consummated, result in a transaction that is more favorable to its stockholders from a financial point of view (in their capacities as such) than the transactions contemplated by this Agreement (including the terms of any proposal by Parent to modify the terms of the transactions contemplated by this Agreement) and (B) is reasonably likely to be financed and otherwise completed without undue delay.

                (d) The Company agrees that it will, and will cause its officers, employees, directors, agents and representatives to, immediately cease any activities, discussions or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Takeover Proposal and will use its reasonable best efforts to cause any such parties (and its agents or advisors) in possession of confidential information regarding the Company or any of the Company Subsidiaries that was furnished by or on behalf of the Company to return or destroy all such information. The Company shall use its reasonable best efforts to ensure that its officers, directors and key employees and its investment bankers, attorneys and other representatives, are aware of the provisions of this Section 5.9.

        5.10 Affiliates. Not less than 30 days prior to the Effective Time, the Company shall deliver to Parent a letter identifying all persons who, in the opinion of the Company, may be deemed at the time this Agreement is submitted for approval by the shareholders of the Company, "affiliates" of the Company for purposes of Rule 145 under the '33 Act, and such list shall be updated as necessary to reflect any changes from the date thereof. The Company shall use reasonable best efforts to cause each person identified on such list to deliver to Parent, not less than 15 days prior to the Effective Time, a written agreement in a form previously agreed to by the parties hereto.

        5.11 Section 16 Matters. Prior to the Effective Time of the Merger, Parent, Subsidiary and the Company shall take all such steps as may be required to cause any dispositions of capital stock of Parent and the Company (including derivative securities thereof) or acquisitions of Parent Common Stock (including derivative securities thereof) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the '34 Act with respect to Parent or the Company to be exempt under Rule 16b-3 promulgated under the '34 Act.

        5.12 Voting Agreement. The Company and Parent acknowledge and agree that Parent and certain key shareholders of the Company have entered, or will enter, into the Voting Agreement. The Company agrees to use its reasonable best efforts to cause certain key shareholders of the Company to enter into the Voting Agreement as soon as practicable. In addition, the Company hereby agrees to vote all shares of Parent Common Stock held by it in favor of the Reincorporation Merger.

        5.13 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the Parent Common Stock to be issued in the Merger and to be issued upon the exercise of Company Stock Options to be approved for listing on NASDAQ, prior to the Effective Time, subject to official notice of issuance.

        5.14 Tax Treatment. The parties will cooperate with each other and use their respective reasonable best efforts to cause the Merger and Reincorporation Merger to each qualify as a "reorganization" within the meaning of Section 368(a) of the Code (the "Intended Tax Treatment"), including (a) not taking any action that is reasonably likely to prevent the Intended Tax Treatment and (b) reporting the transaction in a manner consistent with the Intended Tax Treatment.

        5.15 Indemnification. Parent agrees that for a period of six years following the Effective Time it shall cause the Subsidiary to maintain provisions in its governing documents related to indemnification of directors and officers that are substantially similar to those set forth in the Company's Certificate of Incorporation and Bylaws as of the date hereof. Notwithstanding any other provisions hereof, the obligations of Parent contained in this Section
5.15 shall be binding upon the successors and assigns of the Subsidiary. In the event the Subsidiary or any of its successors or assigns (i) consolidates with or mergers into any other Person or (ii) transfers all of substantially all of its properties or assets to any Person, then, and in each case, proper provision shall be made so that successors and assigns of the Subsidiary honor the obligations set forth in this Section 5.15.

                                    ARTICLE 6
                                   CONDITIONS

        6.1 Conditions to the Obligation of Each Party to Effect the Merger. The obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

                (a) this Agreement shall have been adopted by the requisite vote of the stockholders of the Company, as required by DGCL and its certificate of incorporation and bylaws;

                (b) no preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, nor any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, shall be in effect that would make the Merger illegal or otherwise prevent the consummation of the Merger provided, however, that prior to invoking this condition, each party shall have complied fully with its obligations under Section 5.6 and, in addition, shall use commercially reasonable efforts to have any such decree, ruling, injunction or order vacated, except as otherwise contemplated by this Agreement;

                (c) The Parent Common Stock to be issued in the Merger and to be issued upon exercise of any Company Stock Option shall have been approved for listing on the NASDAQ, subject to official notice of issuance; and

                (d) The S-4 shall have been declared effective by the SEC under the '33 Act. No stop order suspending the effectiveness of the S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

        6.2 Additional Conditions to the Obligation of Parent and Subsidiary. The obligations of Parent and Subsidiary to effect the Merger shall be subject to fulfillment at or prior to the Effective Time of the following additional conditions:

                (a) Each representation or warranty of the Company shall be true and correct except for circumstances which, when considered individually or in the aggregate, have not had or would not reasonably be expected to have a Company Material Adverse Effect, in each case as if such representations and warranties were made at the date of this Agreement and as of the Closing Date (other than to the extent such representations and warranties are made as of a specified date, in which case such representations and warranties shall be true and correct as of such date and provided that any representation or warranty that is qualified by materiality or Company Material Adverse Effect shall be true and correct in all respects). There shall not have been a breach in any respect by the Company of any covenant or agreement set forth in this Agreement which breach shall not have been remedied within 20 days (or by the Outside Date (as defined below), if sooner) of written notice specifying such breach in reasonable detail and demanding that same be remedied (except where such failure to be true and correct or such breach, taken together with all other such failures and breaches, would not have a Company Material Adverse Effect);

                (b) There shall not be any pending suit, action, investigation or proceeding brought by any governmental authority before any court (domestic or foreign) or any action taken, or any statute, rule, regulation, decree, order or injunction promulgated, enacted, entered into or enforced by any state, federal or foreign government or governmental agency or authority or by any court (domestic or foreign) that would reasonably be expected to have the effect of: (i) making illegal or otherwise restraining or prohibiting the consummation of the Merger or materially delaying the Merger; or
(ii) prohibiting or materially limiting the ownership or operation by the Company or any of its subsidiaries or Parent, Subsidiary or any of Parent's affiliates of all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or Parent and any of its subsidiaries, taken as a whole, or compelling Parent, Subsidiary or any of Parent's subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company and any of its subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as a whole, as a result of the transactions contemplated herein;

                (c) Parent shall have received a legal opinion dated the Effective Time from Duane Morris LLP, counsel to the Company, or William Liedtke, general counsel to the Company, in a form previously reviewed and reasonably satisfactory to Parent.

                (d) There shall not have occurred and continue to exist any event that individually or in the aggregate would reasonably be expected to have a Company Material Adverse Effect (other than matters set forth in the Company Disclosure Letter).

                (e) The Company shall have provided an executed certificate of non-foreign status under Section 1445 of the Code.

                (f) Parent Colorado shall have received the written opinion of Davis Graham & Stubbs LLP, dated as of the Effective Time, which shall be based on such written representations from Parent, the Company and others as such counsel shall reasonably request, to the effect that the Merger and the Reincorporation Merger will each constitute a reorganization within the meaning of Section 368(a) of the Code.

        6.3 Additional Conditions to the Obligation of the Company. The obligations of the Company to effect the Merger shall be subject to fulfillment at or prior to the Effective Time of the following additional conditions:

                (a) Each representation or warranty of Parent, Subsidiary and Parent Subsidiaries shall be true and correct except for circumstances which, when considered individually or in the aggregate, have not had or would not reasonably be expected to have a Parent Material Adverse Effect, in each case as if such representations and warranties were made at the date of this Agreement and as of the Closing Date (other than to the extent such representations and warranties are made as of a specified date, in which case such representations and warranties shall be true and correct as of such date and provided that any representation or warranty that is qualified by materiality or Parent Material Adverse Effect shall be true and correct in all respects). There shall not have been a breach in any respect by Parent and Subsidiary of any covenant or agreement set forth herein which breach shall not have been remedied within 10 days (or by the Outside Date, if sooner) of written notice specifying such breach in reasonable detail and demanding that same be remedied (except where such failure to be true and correct or such breach, taken together with all other such failures and breaches, would not have a Parent Material Adverse Effect); or

                (b) There shall not be any pending suit, action, investigation or proceeding brought by any governmental authority before any court (domestic or foreign) or any action taken, or any statute, rule, regulation, decree, order or injunction promulgated, enacted, entered into or enforced by any state, federal or foreign government or governmental agency or authority or by any court (domestic or foreign) that would reasonably be expected to have the effect of making illegal or otherwise restraining or prohibiting the consummation of the Merger or materially delaying the Merger.

                (c) The Company shall have received a legal opinion dated the Effective Time from Davis Graham & Stubbs LLP or Krys Boyle, PC, as counsel to Parent and Subsidiary, in a form previously reviewed and reasonably satisfactory to the Company.

                (d) The Company shall have received the written opinion of Duane Morris LLP, dated as of the Effective Time, which shall be based on such written representations from Parent, the Company and others as such counsel shall reasonably request, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code.

                (e) There shall not have occurred and continue to exist any event that individually or in the aggregate would reasonably be expected to have a Parent Material Adverse Effect.

                                    ARTICLE 7
                        TERMINATION, AMENDMENT AND WAIVER

        7.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time notwithstanding approval thereof by the stockholders of the Company:

                (a) by mutual written consent of Parent, Subsidiary and the Company;

                (b) by any of Parent, Subsidiary or the Company if the consummation of the Merger shall not have occurred on or before April 1, 2006 (the "Outside Date"); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; provided further that such time periods shall be tolled for any period during which any party shall be subject to a nonfinal order, decree, ruling or action restraining, enjoining or otherwise prohibiting the consummation of the Merger;

                (c) by any of Parent, Subsidiary or the Company if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action (which order, decree or ruling each of the parties hereto shall use all reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable;

                (d)     by Parent if:

                        (i) the Company Board (or any committee thereof) shall have withdrawn, modified or amended in any manner adverse to Parent its approval of or recommendation in favor of the Merger or shall have recommended or approved a Takeover Proposal or shall have resolved to do any of the foregoing;

                        (ii) the Company shall have breached Section 5.9 in any material respect;

                        (iii)   the Company shall have exempted, for purposes of
        Section 203 of the DGCL, any acquisition of shares of Company Common Stock by any person or "group" (as defined in Section 13(d)(3) of the '34 Act), other than Parent, Subsidiary or their affiliates;

                        (iv) prior to the Effective Time there shall be a breach of any representation, warranty, covenant or agreement of the Company in this Agreement such that the conditions set forth in Section 6.2(a) are not capable of being satisfied on or before the Outside Date; provided that Parent or Subsidiary may not terminate this Agreement pursuant to this clause (iv) if Parent or Subsidiary is in material breach of this Agreement; or

                        (v) prior to the Effective Time any governmental agency or third party shall have taken any action or commenced any inquiry related to or based upon matters associated with the Company's representation in Section 2.25, and such matter has not been resolved prior to the Outside Date to the Parent's satisfaction in its sole, unfettered discretion.

                (e) by the Company if, prior to the Effective Time there shall be a breach of any representation, warranty, covenant or agreement of Parent or Subsidiary in this Agreement such that the conditions set forth in
Section 6.3(a) are not capable of being satisfied on or before the Outside Date; provided that the Company may not terminate this Agreement pursuant to this clause (e) if the Company is in material breach of this Agreement; or

                (f) by Parent or the Company if the vote of the Company's stockholders taken at a duly convened stockholders meeting shall not have been sufficient to approve the Merger.

        7.2 Effect of Termination. Upon the termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become null and void except as set forth in Section 7.3 (which shall be the sole remedy), which shall survive such termination.

        7.3     Fees and Expenses.

                (a) If Parent or Subsidiary terminates this Agreement pursuant to Section 7.1(d)(i), (ii) or (iii), then in each case the Company shall pay, or cause to be paid, to Parent, as promptly as is reasonably practicable (but in no event later than two business days) following the date of termination an amount ("Termination Fee") equal to $5,000,000.00. In addition, if (i)(x) this Agreement is terminated pursuant to Section 7.1(b) (by the Company), or 7.1(f) (by Parent or the Company), (y) prior to such termination a Takeover Proposal has been publicly announced, disclosed or communicated and (z) on the date of such termination, Parent is not in material breach of this Agreement and (ii) within 12 months after such termination the Company shall consummate or enter into an agreement with the proponent of such Takeover Proposal or an affiliate of such proponent, then the Company shall pay the Termination Fee concurrently with the earlier of entering into any such agreement or consummating such transaction.

                (b)     If the Company terminates this Agreement pursuant to
Section 7.1(e) following the intentional breach by Parent of its obligation to consummate the Merger following the fulfillment of each of the conditions to its obligations as set forth in Sections 6.1 and 6.2 above, then Parent shall pay, or cause to be paid, to the Company, as promptly as is reasonably practicable (but in no event later than two business days) after the date of termination, the Termination Fee.

                (c) If Parent terminates this Agreement pursuant to Section 7.1(d)(iv) following the intentional breach by the Company of its obligation to consummate the Merger following the fulfillment of each of the conditions to its obligations as set forth in Sections 6.1 and 6.3 above, then the Company shall pay, or cause to be paid, to Parent, as promptly as is reasonably practicable (but in no event later than two business days) after the date of termination, the Termination Fee.

                (d) All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, that if this Agreement is terminated by Parent pursuant to Section 7.1(d)(iv) or
(v), the Company shall reimburse Parent for all reasonable out-of-pocket fees and expenses incurred by Parent (including the fees and expenses of its counsel and financial advisor) in connection with this Agreement and the transactions contemplated hereby, up to a maximum of $1,000,000, and provided further that if this Agreement is terminated by the Company pursuant to Section 7.1(e), Parent shall reimburse the Company for all reasonable out-of-pocket fees and expenses incurred by the Company (including the fees and expenses of its counsel and financial advisor) in connection with this Agreement and the transactions contemplated hereby, up to a maximum of $1,000,000, provided, however, that this
Section 7.3(d) shall not be applicable in the event a payment is made pursuant to Section 7.3(b) or (c).

        7.4 Amendment. This Agreement may be amended by the parties hereto, at any time before or after approval of this Agreement and the transactions contemplated herein by the respective boards of directors or stockholders of the parties hereto; provided, however, that after any such approval by the stockholders, no amendment which under applicable Law may not be made without stockholder approval shall be made without such stockholder approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

        7.5 Waiver. Any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived at any time prior to the Effective Time by any of the parties entitled to the benefit thereof only by a written instrument signed by each such party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement or condition shall not operate as a waiver of or estoppel with respect to, any subsequent or other failure.

                                    ARTICLE 8
                               GENERAL PROVISIONS

        8.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, sent by recognized overnight courier or sent by telecopier to the parties at the following addresses or at such other addresses as shall be specified by the parties by like notice:

                (a)     if to the Company:

                        Castle Energy Corporation
                        357 South Gulph Road
                        Suite 260
                        King of Prussia, PA 19406
                        Attention: William C. Liedtke III
                        Fax:  610-992-9922

                        with a copy to:

                        Duane Morris LLP
                        380 Lexington Avenue
                        New York, NY  10168
                        Attention:  Michael H. Margulis, Esq.
                        Fax:  212-692-1020

                (b)     if to Parent or Subsidiary:

                        Delta Petroleum Corporation
                        475 Seventeenth Street
                        Suite 1400
                        Denver, CO 80202
                        Attention: Roger A. Parker
                        Fax: 303-298-8251
                        with a copy to:

                        Davis Graham & Stubbs LLP
                        1550 Seventeenth Street, Suite 500
                        Denver, CO  80202
                        Attention:   Ronald R. Levine, II, Esq.
                        Fax:  (303) 893-1379

Notice so given shall (in the case of notice so given by mail) be deemed to be given when received and (in the case of notice so given by cable, telegram, telecopier, telex or personal delivery) on the date of actual transmission or (as the case may be) personal delivery.

        8.2 Representations and Warranties. The representations and warranties contained in this Agreement shall not survive the Merger.

        8.3     Governing Law; Waiver of Jury Trial.

                (a) THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

                (b) NO PARTY TO THIS AGREEMENT OR ANY ASSIGNEE OR SUCCESSOR OF A PARTY SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE OTHER AGREEMENTS OR THE DEALINGS OR THE RELATIONSHIP BETWEEN THE PARTIES. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION, IN WHICH A JURY TRIAL HAS BEEN WAIVED, WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT OR HAS NOT BEEN WAIVED. THE PROVISIONS OF THIS SECTION HAVE BEEN FULLY DISCUSSED BY THE PARTIES HERETO, AND THESE PROVISIONS SHALL BE SUBJECT TO NO EXCEPTIONS. NEITHER PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO THE OTHER PARTY THAT THE PROVISIONS OF THIS SECTION WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

        8.4 Counterparts; Facsimile Transmission of Signatures. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, and delivered by means of facsimile transmission or otherwise, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same agreement. If any party hereto elects to execute and deliver a counterpart signature page by means of facsimile transmission, it shall deliver an original of such counterpart to each of the other parties hereto within ten days of the date hereof, but in no event will the failure to do so affect in any way the validity of the facsimile signature or its delivery.

        8.5     Assignment; No Third Party Beneficiaries.

                (a) This Agreement and all of the provisions hereto shall be binding upon and inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations set forth herein shall be assigned by any party hereto without the prior written consent of the other parties hereto and any purported assignment without such consent shall be void.

                (b) Nothing in this Agreement shall be construed as giving any person, other than the parties hereto and their heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof except as provided in Section 5.15.

        8.6 Severability. If any provision of this Agreement shall be held to be illegal, invalid or unenforceable under any applicable Law, then such contravention or invalidity shall not invalidate the entire Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties shall be construed and enforced accordingly.

        8.7 Entire Agreement. This Agreement and the Confidentiality Agreements contain all of the terms of the understandings of the parties hereto with respect to the subject matter hereof.

               [The remainder of this page is intentionally blank]

        IN WITNESS WHEREOF, the Company, Parent Colorado, Parent Delaware and Subsidiary have caused this Agreement to be executed as of the date first written above.

                                                 DELTA PETROLEUM CORPORATION

                                                 By:    /s/ ROGER A. PARKER
                                                        ------------------------
                                                 Name:  Roger A. Parker
                                                 Title: President/CEO


                                                 DELTA PETROLEUM CORPORATION

                                                 By:    /s/ ROGER A. PARKER
                                                        ------------------------
                                                 Name:  Roger A. Parker
                                                 Title: President/CEO


                                                 DPCA LLC
                                                 By Delta Petroleum Corporation,
                                                 its Sole Member

                                                 By:    /s/ ROGER A. PARKER
                                                        ------------------------
                                                 Name:  Roger A. Parker
                                                 Title: President/CEO


                                                 CASTLE ENERGY CORPORATION

                                                 By:    /s/ RICHARD E. STAEDTLER
                                                        ------------------------
                                                 Name:  Richard E. Staedtler
                                                 Title: Chief Executive Officer

                  [AGREEMENT AND PLAN OF MERGER SIGNATURE PAGE]